UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2017
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2017

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Revenues	500,781	547,639	1,558,209	1,776,366
Voyage expenses	(42,454)	(37,213)	(133,891)	(97,102)
Vessel operating expenses	(200,456)	(204,156)	(599,500)	(625,672)
Time-charter hire expense	(28,645)	(33,810)	(98,106)	(111,727)
Depreciation and amortization	(136,942)	(141,688)	(422,713)	(426,924)
General and administrative expenses	(27,662)	(30,052)	(88,641)	(92,890)
Asset impairments (note 7a)	(243,659)	—	(245,159)	(43,649)
Net loss on sale of vessels, equipment and other operating assets (note 7b)	(7,926)	(7,838)	(25,095)	(54,413)
Restructuring charges (note 12)	(2,883)	(3,117)	(5,059)	(22,921)
(Loss) income from vessel operations	(189,846)	89,765	(59,955)	301,068
Interest expense	(74,499)	(68,490)	(219,237)	(213,948)
Interest income	1,900	1,143	4,917	3,507
Realized and unrealized (losses) gains on non-designated derivative instruments (note 14)	(6,128)	29,926	(43,173)	(166,967)
Equity income (loss) (note 7c)	1,264	21,070	(36,373)	73,706
Foreign exchange (loss) gain (notes 8 and 14)	(2,642)	6,116	(22,888)	(19,555)
Loss on deconsolidation of Teekay Offshore (note 3)	(103,188)	—	(103,188)	—
Other (loss) income	(4,705)	480	(5,169)	(20,806)
(Loss) income before income taxes	(377,844)	80,010	(485,066)	(42,995)
Income tax (expense) recovery (note 15)	(5,221)	133	(11,767)	(2,366)
Net (loss) income	(383,065)	80,143	(496,833)	(45,361)
Less: Net loss (income) attributable to non-controlling interests (note 3)	370,483	(74,071)	358,843	(75,159)
Net (loss) income attributable to the shareholders of Teekay Corporation	(12,582)	6,072	(137,990)	(120,520)
Per common share of Teekay Corporation (note 16)
• Basic (loss) income attributable to shareholders of Teekay Corporation	(0.15)	0.07	(1.60)	(1.63)
• Diluted (loss) income attributable to shareholders of Teekay Corporation	(0.15)	0.07	(1.60)	(1.63)
• Cash dividends declared	0.055	0.055	0.165	0.165
Weighted average number of common shares outstanding (note 16)
• Basic	86,261,330	84,887,101	86,232,315	76,887,689
• Diluted	86,261,330	84,973,745	86,232,315	76,887,689

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Net (loss) income	(383,065)	80,143	(496,833)	(45,361)
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized (loss) gain on marketable securities	(262)	39	438	49
Unrealized (loss) gain on qualifying cash flow hedging instruments	(509)	4,664	(4,094)	(33,529)
Pension adjustments, net of taxes	(59)	234	(171)	665
Foreign exchange gain (loss) on currency translation	257	(44)	668	43
Amounts reclassified from accumulated other comprehensive income (loss) relating to:
Realized loss on qualifying cash flow hedging instruments
To interest expense (note 14)	424	—	1,186	—
To equity income	793	902	1,776	2,723
Other comprehensive income (loss)	644	5,795	(197)	(30,049)
Comprehensive (loss) income	(382,421)	85,938	(497,030)	(75,410)
Less: Comprehensive loss (income) attributable to non-controlling interests	370,036	(77,974)	359,793	(54,060)
Comprehensive (loss) income attributable to shareholders of Teekay Corporation	(12,385)	7,964	(137,237)	(129,470)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share and per share amounts)

	As at September 30, 2017	As at December 31, 2016
	$	$
	(note 3)
ASSETS
Current
Cash and cash equivalents (note 8)	453,283	567,994
Restricted cash	27,848	107,672
Accounts receivable, including non-trade of $20,983 (2016 – $33,924) and related party balance of $9,459 (2016 – $26,471)	137,461	295,357
Assets held for sale	23,400	61,282
Net investment in direct financing leases (note 6)	9,683	154,759
Prepaid expenses and other (note 14)	36,698	84,899
Current portion of loans to equity-accounted investees	165,118	9,471
Total current assets	853,491	1,281,434
Restricted cash - non-current	74,301	129,576
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,253,417 (2016 – $3,294,021)	2,946,312	7,666,975
Vessels under capital leases, at cost, less accumulated amortization of $40,803 (2016 – $69,072) (note 6)	874,670	484,253
Advances on newbuilding contracts and conversion costs (note 10a)	492,800	987,658
Total vessels and equipment	4,313,782	9,138,886
Net investment in direct financing leases - non-current (note 6)	624,122	505,835
Loans to equity-accounted investees and joint venture partners, bearing interest between nil and LIBOR plus margins up to 3%	145,804	292,209
Equity-accounted investments (notes 3 and 10b)	1,187,648	1,010,308
Other non-current assets (note 14)	90,059	190,699
Intangible assets – net	97,949	89,175
Goodwill	43,692	176,630
Total assets	7,430,848	12,814,752
LIABILITIES AND EQUITY
Current
Accounts payable	22,166	53,507
Accrued liabilities and other (notes 12 and 14)	195,605	395,163
Advances from affiliates	79,208	8,522
Current portion of derivative liabilities (note 14)	71,956	115,813
Current portion of long-term debt (note 8)	727,434	998,591
Current obligation under capital leases	115,690	40,353
Current portion of in-process revenue contracts	14,983	34,511
Total current liabilities	1,227,042	1,646,460
Long-term debt (note 8)	2,621,078	5,640,955
Long-term obligation under capital leases	739,532	352,486
Derivative liabilities (note 14)	62,288	415,041
In-process revenue contracts	27,635	88,179
Other long-term liabilities (note 15)	131,115	333,236
Total liabilities	4,808,690	8,476,357
Commitments and contingencies (notes 6, 8, 10, and 14)
Redeemable non-controlling interest (notes 3 and 10e)	—	249,102
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 86,262,990 shares outstanding and issued (2016 – 86,149,975)) (note 9)	892,094	887,075
Retained earnings	(93,802)	22,893
Non-controlling interest	1,833,095	3,189,928
Accumulated other comprehensive loss	(9,229)	(10,603)
Total equity	2,622,158	4,089,293
Total liabilities and equity	7,430,848	12,814,752
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2017	2016
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(496,833)	(45,361)
Non-cash items:
Depreciation and amortization	422,713	426,924
Amortization of in-process revenue contracts	(22,307)	(21,191)
Unrealized gains on derivative instruments	(94,532)	(10,847)
Loss on sale of vessels, equipment and other operating assets (note 7)	25,095	54,413
Asset impairments (note 7)	245,159	43,649
Equity loss (income), net of dividends received	72,159	(37,393)
Income tax expense	11,767	2,366
Unrealized foreign exchange loss and other	111,216	96,257
Deconsolidation loss (note 3)	103,188	—
Change in operating assets and liabilities	72,558	28,797
Expenditures for dry docking	(38,704)	(33,841)
Net operating cash flow	411,479	503,773
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	680,261	1,568,348
Prepayments of long-term debt	(314,029)	(1,532,606)
Scheduled repayments of long-term debt (note 8)	(615,337)	(616,343)
Proceeds from financing related to sales and leaseback of vessels	153,000	—
Decrease in restricted cash	105,999	27,384
Net proceeds from equity issuances of subsidiaries (note 5)	8,521	190,007
Net proceeds from equity issuances of Teekay Corporation	—	101,900
Distributions paid from subsidiaries to non-controlling interests	(88,133)	(98,657)
Cash dividends paid	(14,235)	(12,667)
Other financing activities	(24,348)	(17,567)
Net financing cash flow	(108,301)	(390,201)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(694,507)	(547,345)
Proceeds from sale of vessels and equipment	67,440	163,588
Proceeds from sale-leaseback of vessels	335,830	355,306
Investment in equity-accounted investments	(109,580)	(63,120)
Advances to joint ventures and joint venture partners	(12,576)	(12,259)
Cash of Teekay Offshore upon deconsolidation, net of proceeds received	(17,977)	—
Other investing activities	13,481	17,162
Net investing cash flow	(417,889)	(86,668)
(Decrease) increase in cash and cash equivalents	(114,711)	26,904
Cash and cash equivalents, beginning of the period	567,994	678,392
Cash and cash equivalents, end of the period	453,283	705,296
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings (Accumulated Deficit) $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $	Redeemable Non- controlling Interest $
Balance as at December 31, 2016	86,150	887,075	22,893	(10,603)	3,189,928	4,089,293	249,102
Net loss			(137,990)		(358,843)	(496,833)
Reclassification of redeemable non-controlling interest in net income					(18,610)	(18,610)	18,610
Other comprehensive income (loss)				753	(950)	(197)
Dividends declared			(14,250)		(87,092)	(101,342)	(13,699)
Reinvested dividends	1	3				3
Employee stock compensation and other (note 9)	112	5,016				5,016
Dilution gains on equity issuances of subsidiaries (note 5)			35,545			35,545
Impact of deconsolidation of Teekay Offshore (note 3)				643	(882,473)	(881,830)	(255,802)
Changes to non-controlling interest from equity contributions and other				(22)	(8,865)	(8,887)	1,789
Balance as at September 30, 2017	86,263	892,094	(93,802)	(9,229)	1,833,095	2,622,158	—
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG); Teekay Tankers Ltd. (or Teekay Tankers); and, until September 25, 2017, Teekay Offshore Partners L.P. (or Teekay Offshore). On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date (see Note 3). Although Teekay owned less than 50% of Teekay Offshore, Teekay maintained control of Teekay Offshore until September 25, 2017 by virtue of its 100% ownership interest in the general partner of Teekay Offshore, which is a master limited partnership. In connection with Brookfield's acquisition of a 49% interest in Teekay Offshore's general partner, Teekay Offshore GP LLC (or TOO GP), Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2016, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 12, 2017. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2017, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period relating to certain operating activities in the Company's consolidated statements of cash flows.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and will be applied as a cumulative-effect adjustment as of this date. The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue for voyage charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This would result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. In addition, the Company expects that the adoption of ASU 2014-09 may result in a change in the timing of the recognition of voyage expenses incurred during the period from discharge of the prior voyage to loading of the current voyage. The Company’s current policy is to expense such costs as incurred, and following adoption of ASU 2014-09 it is expected certain costs will be deferred and amortized over the load-to-discharge period. The Company expects that these principles will also be applied to voyage charters that are included in revenue sharing arrangements and, consequently, a portion of the Company’s monthly net revenue allocation from these revenue sharing arrangements would be deferred and recognized in future months. These changes would result in revenue and voyage expenses being recognized later than under the Company’s existing revenue and expense recognition policies, which may cause additional volatility in revenue and earnings between periods. ASC 2014-09 also changes the criteria to be used in determining whether the Company is operating as a principal or an agent in an arrangement. The Company expects that it will be considered to be the principal in certain crewing services it provides to other vessel owners and consequently the revenues earned and costs incurred will be presented on a gross basis compared with its current net presentation. The Company is in the final stages of completing its assessment of ASU 2014-09 and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company expects to adopt ASU 2016-02 on January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases and office leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these charters and office leases, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessels and office leases is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired. Based on lease agreements the Company has entered into on or prior to September 30, 2017, the increase to the Company’s assets and liabilities is expected to be less than $250 million. Such amount is preliminary and is subject to change based on the Company finalizing its methodology to divide contracts into their lease and non-lease components and finalizing the determination of the rate to discount future lease payments. The Company is in the final stages of completing its assessment of ASU 2016-02, and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.
In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. The Company adopted ASU 2016-09 on January 1, 2017 and the impact was immaterial. This new accounting guidance changed the presentation of cash payments for tax withholdings on share-settled equity awards from an operating cash outflow to financing cash outflow on the Company's statements of cash flows, and this change was applied retrospectively.
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statements of cash flows. This update is effective for the Company on January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.
In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Company on January 1, 2018.  Adoption of ASU 2016-18 will result in the Company’s statements of cash flows to be modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In January 2017, the FASB issued Accounting Standards Update 2017-01, Clarifying the Definition of a Business, (or ASU 2017-01). ASU 2017-01 changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. Early adoption is allowed and accounted for prospectively. If the adoption of ASU 2017-01 is completed prior to the closing of Teekay Tankers' merger with Tanker Investments Limited (or TIL) (see note 7c), this acquisition is expected to be accounted for as an asset acquisition, otherwise the acquisition is expected to be accounted for as a business combination. Unlike a business combination, no goodwill or bargain purchase gain is recognized as part of an asset acquisition, and transaction costs are not expensed.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Company January 1, 2019. The Company is currently evaluating the effect of adopting this new guidance.

3.	Deconsolidation of Teekay Offshore

On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized the Brookfield Transaction, which included, amongst others, the following:

•
Brookfield and Teekay invested $610.0 million and $30.0 million, respectively, in exchange for 244.0 million and 12.0 million common units of Teekay Offshore, respectively, and 62.4 million and 3.1 million common unit warrants (or the Brookfield Transaction Warrants),

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

with an exercise price of $0.01 per unit, a term of seven years, and which are exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024;

•
Brookfield acquired from Teekay a 49% interest in Teekay Offshore's general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in Teekay Offshore's general partner from Teekay in exchange for 1.0 million of the Brookfield Transaction Warrants initially issued to Brookfield;

•
Teekay Offshore repurchased and cancelled all of its outstanding Series C-1 and Series D Preferred Units at a per unit redemption value of $18.20 and $23.75 per unit, respectively, which included Teekay's investment in 1,040,000 Series D Preferred Units. The Series D tranche B Warrants to purchase Teekay Offshore common units, which were issued as part of the Series D Preferred Units on June 29, 2016, were amended to reduce the exercise price from $6.05 to $4.55 per unit; and

•
Brookfield acquired from a subsidiary of Teekay, the $200 million subordinated promissory note issued by Teekay Offshore on July 1, 2016 and which Brookfield extended the maturity from 2019 to 2022, in consideration for $140.0 million and 11.4 million of the Brookfield Transaction Warrants initially issued to Brookfield.

In connection with the acquisition of the 49% interest in Teekay Offshore's general partner, TOO GP, Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. Teekay Offshore is a related party of Teekay, and Brookfield is not a related party of Teekay.

The following table shows the accounting impact from the deconsolidation of Teekay Offshore on September 25, 2017. On such date, the Company recognized both the net cash proceeds it received from Brookfield and the fair value of its retained interests in Teekay Offshore, including common units, warrants, and vessel charters with Teekay Offshore, and derecognized the carrying value of both Teekay Offshore’s net assets and the non-controlling interest in Teekay Offshore, with the difference between the amounts recognized and derecognized being the loss on deconsolidation.

As of September 25, 2017
Net cash proceeds received by Teekay	139,693
Fair value of common units and General Partner interest of Teekay Offshore	150,132
Fair value of warrants	36,596
Fair value of vessel charters with Teekay Offshore	16,412
Carrying value of the non-controlling interest in Teekay Offshore	1,138,275
Subtotal	1,481,108
Less:
Carrying value of Teekay Offshore's net assets on deconsolidation	(1,584,296)
Loss on deconsolidation of Teekay Offshore	(103,188)

The $150.1 million fair value of Teekay's retained investment in Teekay Offshore, consisting of approximately 14% in its outstanding common units and a 51% interest in TOO GP, was determined with reference to the market price of Teekay Offshore's common units on September 25, 2017.
Subsequent to the formation of Teekay Offshore, Teekay sold certain vessels to Teekay Offshore. Even though Teekay Offshore was not a wholly-owned subsidiary of Teekay, all of the gain or loss on sales of these vessels was fully eliminated upon consolidation. Consequently, the portion of the gain or loss attributable to Teekay’s reduced interest in the vessels was deferred. The total unrecognized net deferred gain relating to the vessels previously sold from Teekay to Teekay Offshore was $349.6 million. Upon deconsolidation of Teekay Offshore, such amount was recognized as an increase to net loss (income) attributable to non-controlling interests for the three and nine months ended September 30, 2017.
As at September 30, 2017, Teekay has recorded $123.6 million in advances to Teekay Offshore and $43.6 million in advances from Teekay Offshore in current portion of loans to equity-accounted investees and advances from affiliates, respectively, on the unaudited consolidated balance sheets.
Teekay Corporation and its wholly-owned subsidiaries directly and indirectly provide substantially all of Teekay Offshore’s commercial, technical, crew training, strategic, business development and administrative service needs. In connection with the Brookfield Transaction, Teekay has agreed to transfer to Teekay Offshore certain of Teekay’s subsidiaries that provide certain of these services and certain related personnel, commencing January 1, 2018. As at September 30, 2017, two shuttle tankers and three FSO units of Teekay Offshore were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

4.	Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Companies), Teekay and its remaining subsidiaries (or Teekay Parent), and its equity-accounted investment in Teekay Offshore, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Companies, Teekay Parent and its equity-accounted investment in Teekay Offshore (the Legal Entity approach) and its segments are presented accordingly on this basis. The Company (excluding its equity-accounted investment in Teekay Offshore) has three primary lines of business: (1) offshore production (floating production, storage and off-loading (or FPSO) units), (2) liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers), and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows. Subsequent to the Brookfield Transaction on September 25, 2017, the Company assesses the performance of, and makes decisions to allocate resources to, its investment in Teekay Offshore as a whole and not at the level of the individual lines of business within Teekay Offshore, which are (1) offshore production (FPSO units), (2) offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), and (3) conventional tankers. The Company has therefore determined that its equity-accounted investment in Teekay Offshore represents a separate operating segment and that individual lines of business within Teekay Offshore are no longer disclosed in the Company's operating segments. All segment information for prior periods has been retroactively adjusted to be consistent with the change in segment presentation of Teekay Offshore, beginning with the third quarter of 2017.
The following table includes results for the Company’s revenues by segment for the three and nine months ended September 30, 2017 and 2016:

	Revenues
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
Teekay Offshore(1)(2)	255,781	286,298	796,711	877,470

Teekay LNG
Liquefied Gas Carriers(2)	92,700	87,260	271,078	250,342
Conventional Tankers	11,585	13,398	35,291	45,328
	104,285	100,658	306,369	295,670

Teekay Tankers(3)
Conventional Tankers(2)	91,238	109,554	330,512	427,349

Teekay Parent
Offshore Production	51,254	53,592	143,769	167,398
Conventional Tankers(2)	1,041	6,982	4,965	30,566
Other	19,727	17,258	47,149	60,698
	72,022	77,832	195,883	258,662

Eliminations and other	(22,545)	(26,703)	(71,266)	(82,785)
	500,781	547,639	1,558,209	1,776,366

(1)	On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 3). The revenue figures above are those of Teekay Offshore until the date of deconsolidation.

(2)
Certain vessels are chartered between the Daughter Companies or Teekay Offshore and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three and nine months ended September 30, 2017 and 2016 is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
Teekay Offshore	9,211	13,554	33,429	38,472
Teekay LNG - Liquefied Gas Carriers	9,296	9,429	26,851	28,075
Teekay Tankers - Conventional Tankers	—	417	—	5,405
Teekay Parent - Conventional Tankers	—	—	—	—
	18,507	23,400	60,280	71,952
(3) On May 31, 2017, Teekay Tankers acquired from Teekay Parent the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL); Teekay Tankers acquired its initial 50% interest in TTOL in August 2014. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired its remaining 50% interest in TTOL is retroactively adjusted to include 100% of the results of TTOL during the periods they were under common control of Teekay and had begun operations.
The following table includes results for the Company’s (loss) income from vessel operations by segment for the three and nine months ended September 30, 2017 and 2016:

	(Loss) Income from Vessel Operations(1)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
Teekay Offshore(2)	40,384	61,739	147,060	174,309

Teekay LNG
Liquefied Gas Carriers	44,902	48,009	128,281	130,682
Conventional Tankers	(34,580)	2,625	(42,010)	(15,511)
	10,322	50,634	86,271	115,171

Teekay Tankers(3)
Conventional Tankers	(13,734)	(3,207)	(1,406)	86,565

Teekay Parent
Offshore Production	(223,957)	(13,116)	(262,986)	(39,159)
Conventional Tankers	(3,077)	(363)	(8,524)	(13,644)
Other	216	(5,922)	(20,370)	(22,174)
	(226,818)	(19,401)	(291,880)	(74,977)

	(189,846)	89,765	(59,955)	301,068

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 3). The income from vessel operations figures above are those of Teekay Offshore until the date of deconsolidation.

(3)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in TTOL; Teekay Tankers acquired its initial 50% interest in TTOL in August 2014. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired its remaining 50% interest in TTOL is retroactively adjusted to include 100% of the results of TTOL during the periods they were under common control of Teekay and had begun operations.

Commencing on September 25, 2017, the Company accounts for its investment in Teekay Offshore using the equity method, and recognized an equity loss of $3.1 million for the three and nine months ended September 30, 2017. In the period after deconsolidation of Teekay Offshore to September 30, 2017, Teekay Offshore incurred impairment charges of $316.7 million which did not impact the equity loss recognized by Teekay as Teekay recorded its equity-accounted investment in Teekay Offshore at fair value on September 25, 2017.

A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	September 30, 2017	December 31, 2016
	$	$
Teekay Offshore	302,706	5,354,702
Teekay LNG - Liquefied Gas Carriers	4,307,812	3,957,088
Teekay LNG - Conventional Tankers	115,168	193,553
Teekay Tankers - Conventional Tankers	1,675,347	1,870,211
Teekay Parent - Offshore Production	382,790	635,364
Teekay Parent - Conventional Tankers	32,153	55,937
Teekay Parent - Other	59,882	13,208
Cash and cash equivalents	453,283	567,994
Other assets not allocated	124,793	281,244
Eliminations	(23,086)	(114,549)
Consolidated total assets	7,430,848	12,814,752

5.	Equity Financing Transactions of the Daughter Companies and Teekay Offshore
During the nine months ended September 30, 2017, one of the Company's publicly traded subsidiaries, Teekay Tankers, and Teekay Offshore, prior to the Brookfield Transaction on September 25, 2017, completed the following equity issuances:

	Number of shares / units #	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received from Non-controlling Interests $
Nine Months Ended September 30, 2017
Teekay Tankers Continuous Offering Program	3,800,000	8,826	—	(305)	8,521
Teekay Tankers Private Placement	2,155,172	5,000	(5,000)	—	—
Teekay Tankers Direct Equity Placement(1)	13,775,224	25,897	(25,897)	—	—
Teekay Offshore Private Placements (2)	6,521,518	29,817	(17,160)	(212)	12,445

(1)	In May 2017, Teekay Tankers issued Class B common stock to the Company as consideration for its acquisition of the remaining 50% interest in TTOL.

(2)
In February 2017 and May 2017, respectively, Teekay Offshore issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distributions on Teekay Offshore's Series C-1 and D Preferred Units and on Teekay Offshore's common units and general partner interest held by subsidiaries of Teekay.

In June 2016, Teekay Offshore agreed with Teekay that, until the Teekay Offshore's Norwegian Kroner (or NOK) bonds maturing in 2018 had been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid by Teekay Offshore to Teekay or its affiliates, including Teekay Offshore's general partner, would instead be paid in common units or from the proceeds of the sale of common units. Teekay Offshore issued Teekay 2.4 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distributions on Teekay Offshore's Series D Preferred Units, common units and general partner interest held by subsidiaries of Teekay.
In April 2017 and June 2017, respectively, Teekay Offshore issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the interest due on Teekay Offshore's $200 million loan due to Teekay. Teekay Offshore issued Teekay 1.7 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the loan interest.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

6.	Vessel Charters
The minimum estimated charter hire and rental payments for the remainder of the year and the next four fiscal years, as at September 30, 2017, for the Company’s chartered-in and chartered-out vessels were as follows:

Vessel Charters(1)	Remainder of 2017	2018	2019	2020	2021
	(in millions of U.S. Dollars)
Charters-in – operating leases	18.0	57.4	56.1	52.0	44.9
Charters-in – capital leases(2)	44.7	138.9	119.5	118.9	110.2
Charters-in – related to capital leases(3)	4.1	16.3	16.3	16.3	16.3
	66.8	212.6	191.9	187.2	171.4

Charters-out – operating leases(4)	146.9	469.8	392.6	350.5	289.3
Charters-out – direct financing leases(5)	15.1	45.9	39.1	39.2	39.1
	162.0	515.7	431.7	389.7	328.4

(1)
Teekay LNG owns a 69% ownership interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. This table does not include Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of Teekay LNG relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at September 30, 2017 was $7.2 million (December 31, 2016 – $7.5 million) and is included as part of other long-term liabilities in Teekay LNG’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third party plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(2)
As at September 30, 2017, Teekay LNG was a party, as lessee, to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require Teekay LNG to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts and the cancellation options are first exercisable in November 2017 and August 2018, respectively. The amounts in the table above assume the owner will not exercise its options to require Teekay LNG to purchase either of the vessels from the owner, but rather assume the owner will cancel the charter contracts when the cancellation right is first exercisable (in November 2017 and August 2018, respectively) and sell the vessels to a third party, upon which the remaining lease obligations will be extinguished. Therefore, the table above does not include any amounts after the expected cancellation date of the leases. In August 2017, the charterer of the Teide Spirit gave formal notification to Teekay LNG of its intention to terminate its charter, subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified Teekay LNG that it has marketed the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with Teekay LNG.

Teekay LNG is also a party to capital leases on three LNG carriers, the Creole Spirit, the Oak Spirit and the Torben Spirit. Upon delivery of the Creole Spirit in February 2016, the Oak Spirit in July 2016 and the Torben Spirit in March 2017, Teekay LNG sold these vessels to a third party and leased them back under 10-year bareboat charter contracts ending in 2026 and 2027. The bareboat charter contracts are accounted for as capital leases. Teekay LNG guarantees the obligations of the bareboat charter contracts. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage.
As at September 30, 2017, Teekay LNG had sale-leaseback agreements in place for five of its eight LNG carrier newbuildings scheduled to deliver during the remainder of 2017 and 2018, and at such dates, the buyers will take delivery and charter each respective vessel back to Teekay LNG. As at September 30, 2017, Teekay LNG had received $211.2 million from the buyers, which has been recorded as current portion and long-term obligations under capital lease in Teekay LNG's consolidated balance sheets, and Teekay LNG has secured a further $699 million in capital lease financing to be received in the remainder of 2017 to 2018.

(3) In July 2017, Teekay Tankers completed a 153.0 million sale-leaseback financing transaction relating to four of its Suezmax tankers, the Athens Spirit, Beijing Spirit, Moscow Spirit and Sydney Spirit. Under this arrangement, Teekay Tankers has agreed to transfer the vessels to subsidiaries of the financial institution (or collectively the Lessors) and lease the vessels back from the Lessors on bareboat charters for a 12-year term. Teekay Tankers has the option to repurchase the vessels from July 2020 to July 2029. The Lessors are companies whose only assets and operations are to hold Teekay Tankers' leases and vessels. Teekay Tankers operates the vessels during the lease term and as a result, is the primary beneficiary of the Lessors and consolidates the Lessors for financial reporting purposes. The liabilities of the Lessors are loans and are non-recourse to Teekay Tankers. The amounts funded to the Lessors materially match the funding received by Teekay Tankers' subsidiaries. As a result, the amounts due by Teekay Tankers' subsidiaries to the Lessors have been included in obligations under capital leases as representing the Lessor's loans. The bareboat charters also require that Teekay Tankers maintain minimum levels of cash and aggregate liquidity.

(4) The minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after September 30, 2017, revenue from unexercised option periods of contracts that existed on September 30, 2017, revenues from vessels in the Company's equity-accounted investments, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

(5)
The Tangguh LNG Carriers’ time-charter contracts and two bareboat charter contracts for two LNG carriers chartered to Awilco LNG ASA (or Awilco) are accounted for as direct financing leases. In June 2017, Teekay LNG amended the charters with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, the charter contracts with Awilco will be reclassified to operating leases from direct finance leases upon the expiry of the original terms of the contracts with Awilco in November 2017 and August 2018.

7.	Asset Impairments, Loss on Sale of Vessels, Equipment and Other Operating Assets and Write-Down of Equity Investment
a) Asset Impairments

In September 2017, the estimated future cash flows and carrying value of the asset groups for the Petrojarl Foinaven FPSO unit and Petrojarl Banff FPSO unit, each owned by Teekay Parent, changed upon the deconsolidation of Teekay Offshore. For the Petrojarl Foinaven FPSO, two shuttle tankers, which are owned by Teekay Offshore, were removed from the carrying value of the asset group and the estimated future cash flows of the asset group was changed to include the in-charter costs of these two vessels to be paid by Teekay to Teekay Offshore. For the Petrojarl Banff FPSO, the carrying value of an FSO, which is owned by Teekay Offshore, was removed from the carrying value of the asset group and the estimated future cash flows of the asset group was changed to include the in-charter costs of the FSO unit to be paid by Teekay to Teekay Offshore. This change in asset groups and a re-evaluation of the estimated future net cash flows of the units resulted in impairment charges of $205.7 million for the Petrojarl Foinaven FPSO and Petrojarl Banff FPSO, for the three and nine months ended September 30, 2017. The impairment charges are included in the Company's Teekay Parent Segment - Offshore Production.

In August 2017, the charterer for the African Spirit Suezmax tanker gave formal notice to Teekay LNG that it will not exercise its one-year extension option under the charter contract and will redeliver the vessel to Teekay LNG in November 2017. As a result, Teekay LNG wrote-down the vessel to its estimated resale value. The Company's consolidated statements of (loss) income for the three and nine months ended September 30, 2017, includes a write-down of $12.5 million to the estimated resale value of this vessel. The write-down is included in the Company's Teekay LNG Segment - Conventional Tankers.

Under Teekay LNG's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified Teekay LNG that it is marketing the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with Teekay LNG. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given Teekay LNG's prior experience with this charterer, Teekay LNG expects it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. Teekay LNG wrote-down the vessels to their estimated fair values based on their expected future discounted cash flows and recorded a $25.5 million write down on a combined basis of the Teide Spirit and Toledo Spirit. The write-downs are included in the Company's Teekay LNG Segment - Conventional Tankers.
During the second quarter of 2016, Teekay Offshore cancelled the UMS construction contracts for two UMS newbuildings. As a result, the carrying values of these two UMS newbuildings were written down to $nil. The Company's consolidated statements of (loss) income for the nine months ended September 30, 2016 include a $43.7 million write-down related to these two UMS newbuildings. The write-down is included in the Company’s Teekay Offshore Segment.
b) Net Loss on Sale of Vessels, Equipment and Other Operating Assets
The following tables show the loss on sale of vessels, equipment and other operating assets for the three and nine months ended September 30, 2017 and 2016:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

			Net Loss on Sale of Vessels, Equipment and Other Assets
			Three Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2017 $	2016 $
Teekay Tankers Segment - Conventional Tankers	2 Aframaxes	(1)	(7,926)	—
Teekay Tankers Segment - Conventional Tankers	MR Tanker	Aug-2016	—	(7,903)
Other			—	65
Total			(7,926)	(7,838)

			Loss on Sale of Vessels, Equipment and Other Assets
			Nine Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2017 $	2016 $
Teekay LNG Segment - Conventional Tankers	Suezmax	(2)	(12,600)	—
Teekay Tankers Segment - Conventional Tankers	3 Aframaxes	(1)	(10,669)	—
Teekay Tankers Segment - Conventional Tankers	Suezmax	Mar-2017	(1,469)	—
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	Apr/May-2016	—	(27,439)
Teekay Parent Segment - Conventional Tankers	VLCC Tanker	Oct-2016	—	(12,536)
Teekay Tankers Segment - Conventional Tankers	2 MR Tankers	Aug/Nov-2016	—	(14,323)
Other			(357)	(115)
Total			(25,095)	(54,413)

(1) Two vessels were sold and delivered to their respective buyers in June and September 2017 and another vessel is classified as held for sale at September 30, 2017.

(2) Teekay LNG has commenced marketing the vessel for sale and the vessel is classified as held for sale at September 30, 2017.

c) Write-Down of Equity Investment

On May 31, 2017, Teekay Tankers entered into a merger agreement (or the Merger Agreement) to acquire the remaining 27.0 million issued and outstanding common shares of Tanker Investments Ltd. (or TIL), by way of a share-for-share exchange of 3.3 shares of Teekay Tankers Class A common stock for each outstanding share of TIL common stock. Teekay Tankers and Teekay currently own approximately 3.4 million and 2.5 million common shares, or 11.3% and 8.2% of TIL, respectively. As the Company accounts for its current investment in TIL under the equity method of accounting, the Company will be required to remeasure its previously held equity investment to fair value at the acquisition date. Historically, the Company had not recognized an other than temporary impairment in its equity investment in TIL as the Company expected to recover its value over the anticipated hold period.  Based on the pending transaction, the Company has recognized an other than temporary impairment and remeasured its investment in TIL to fair value at June 30, 2017 based on the TIL share price at that date, resulting in a write-down of $48.6 million included in the Company's consolidated statements of (loss) income, and included in equity income (loss), for the nine months ended September 30, 2017. When the merger transaction is completed, the Company is required to again remeasure its equity investment in TIL to fair value based on the relative share exchange value at the date of the acquisition, which could result in an additional gain or loss.  On November 17, 2017, the TIL shareholders approved the merger and the Teekay Tankers’ shareholders approved an increase in the authorized number of Teekay Tankers’ Class A common shares, to permit the issuance of Class A common shares as merger consideration. Subject to the completion of the remaining closing conditions, the Company expects the merger to close on or about November 27, 2017. Upon the closing of the merger, TIL will become a wholly-owned subsidiary of Teekay Tankers.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

8.	Long-Term Debt

	September 30, 2017	December 31, 2016
	$	$
Revolving Credit Facilities	884,749	1,119,808
Senior Notes (8.5%) due January 15, 2020	592,657	592,657
Norwegian Kroner-denominated Bonds due through 2021	389,320	628,257
U.S. Dollar-denominated Term Loans due through 2028	1,264,070	3,702,997
U.S. Dollar Bonds due through 2024	—	466,680
Euro-denominated Term Loans due through 2023	233,764	219,733
Other U.S. Dollar-denominated loan	10,000	—
Total Principal	3,374,560	6,730,132
Unamortized discount and debt issuance costs	(26,048)	(90,586)
Total debt	3,348,512	6,639,546
Less current portion	(727,434)	(998,591)
Long-term portion	2,621,078	5,640,955
As of September 30, 2017, the Company had seven revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.1 billion, of which $0.2 billion was undrawn. Interest payments on the loans under the Revolvers are based on LIBOR plus margins; at September 30, 2017 and December 31, 2016, the margins ranged between 0.45% and 4.00%. The aggregate amount available under the Revolvers is scheduled to decrease by $24.9 million (remainder of 2017), $741.6 million (2018), $nil (2019), $nil (2020) and $292.7 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 39 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security are 38.2 million common units of Teekay Offshore, 25.2 million common units of Teekay LNG, and 16.8 million Class A common shares in Teekay Tankers, which secure a $200.0 million credit facility. Five other revolving credit facilities as of December 31, 2016 totaling $291.8 million as of that date, related to Teekay Offshore, which was deconsolidated in September 2017.
The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original principal amount of $450 million (the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.181% of par. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company's Original Notes (cumulatively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.670% per year.
The Company capitalized issuance costs of $13.3 million which will be amortized to interest expense over the term of the 8.5% Notes. As of September 30, 2017, the unamortized balance of the capitalized issuance cost was $4.3 million which is recorded in long-term debt in the unaudited consolidated balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.
Teekay LNG has a total of NOK 3.1 billion in senior unsecured bonds in the Norwegian bond market at September 30, 2017 that mature through October 2021. As of September 30, 2017, the total carrying amount of the senior unsecured bonds was $389.3 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus margins which range from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.72%, and the transfer of the principal amount fixed at $430.5 million upon maturity in exchange for NOK 3.1 billion (see Note 14). Three other senior unsecured NOK bonds as of December 31, 2016 with a total carrying amount of $256.9 million as of that date related to Teekay Offshore, which was deconsolidated in September 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As of September 30, 2017, the Company had eight U.S. Dollar-denominated term loans outstanding, which totaled $1.3 billion in aggregate principal amount (December 31, 2016 – $3.7 billion). Interest payments on the term loans are based on LIBOR plus a margin. At September 30, 2017, the margins ranged between 0.30% and 2.8% (December 31, 2016, the margins ranged between 0.30% and 3.5%). The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and eight of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 16 (December 31, 2016 – 46) of the Company’s vessels, together with certain other security. In addition, at December 31, 2016, all but $56.2 million of the outstanding term loans were guaranteed by Teekay or its subsidiaries. Fifteen term loans as of December 31, 2016 of $2.2 billion as of that date related to Teekay Offshore, which was deconsolidated in September 2017.
During May 2014, Teekay Offshore issued $300 million of five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. In September 2013 and November 2013, Teekay Offshore issued a total of $174.2 million of ten-year senior bonds that mature in December 2023 in a U.S. private placement. In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. These three senior U.S. Dollar bonds as of December 31, 2016 with a total carrying value of $466.7 million as of that date related to Teekay Offshore, which was deconsolidated in September 2017.
Teekay LNG has two Euro-denominated term loans outstanding, which, as at September 30, 2017, totaled 197.9 million Euros ($233.8 million) (December 31, 2016 – 208.9 million Euros ($219.7 million)). Teekay LNG is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus margins. At September 30, 2017 and December 31, 2016, the margins ranged between 0.60% and 2.25%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.
Both the Euro-denominated term loans and the NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange (losses) gains of $(2.6) million (2016 - $6.1 million) and $(22.9) million (2016 - $(19.6) million) during the three and nine months ended September 30, 2017 and 2016, respectively.
The weighted-average interest rate on the Company’s aggregate long-term debt as at September 30, 2017 was 4.2% (December 31, 2016 – 4.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 14).
Teekay has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. As at September 30, 2017, the aggregate outstanding balance on such credit facilities was $139.2 million. In September 2017, as part of the Brookfield Transaction (see Note 3), Teekay was released from all of its previous guarantees relating to Teekay Offshore's long-term debt and interest rate swap and cross currency swap agreements.
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2017, including the impact of the debt refinancing by Teekay LNG in November 2017 (see note 17), are $0.1 billion (remainder of 2017), $1.1 billion (2018), $0.2 billion (2019), $1.0 billion (2020), $0.6 billion (2021) and $0.4 billion (thereafter).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and four loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2017, these ratios ranged from 116.4% to 232.0% compared to their minimum required ratios of 105.0% to 135.0%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company's compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2017 and December 31, 2016, this amount was $50.0 million for the Company, excluding Teekay LNG. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5.0% of total debt for either Teekay Parent or Teekay Tankers, which as at September 30, 2017, such amounts were $47.3 million and $39.8 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at September 30, 2017, the Company was in compliance with all covenants under its credit facilities and other long-term debt.

9.	Capital Stock
The authorized capital stock of Teekay at September 30, 2017 and December 31, 2016 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2017, Teekay had no shares of preferred stock issued.
During the nine months ended September 30, 2017, Teekay issued 0.1 million shares of common stock pursuant to stock options, restricted stock units and restricted stock awards.
During the nine months ended September 30, 2017 and 2016, the Company granted 732,314 and 916,015 stock options with exercise prices of $10.18 and $9.44 per share, respectively, 344,319 and 238,609 restricted stock units with fair values of $3.5 million and $2.3 million, respectively, nil and 311,691 performance share units with fair values of $nil and $3.6 million, respectively, and 89,387 and 67,000 shares of restricted stock awards with fair values of $0.9 million and $0.6 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share unit is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance share units vest three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance share units

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.
The weighted-average grant-date fair value of stock options granted during March 2017 was $4.71 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 62.4%; expected life of 5.5 years; dividend yield of 2.5%; risk-free interest rate of 2.0%; and estimated forfeiture rate of 7.4%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
Share-based Compensation of Subsidiaries
During the nine months ended September 30, 2017 and 2016, 56,950 and 76,084 common units of Teekay Offshore, 17,345 and 32,723 common units of Teekay LNG and nil and 9,358 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.6 million and $0.7 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2017 and 2016.
Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2017 and 2016, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 321,318 and 601,368 common units of Teekay Offshore, 60,809 and 132,582 common units of Teekay LNG and 382,437 and 279,980 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $3.5 million and $4.9 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax. During March 2017, Teekay Tankers granted 486,329 and 396,412 stock options with an exercise price of $2.23 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option granted in March 2017 has a ten-year term and vests equally over three years from the grant date. During March 2016, Teekay Tankers granted 216,043 stock options with an exercise price of $3.74 per share to an officer of Teekay Tankers. Each stock option granted in March 2016 has a ten-year term and vests equally over three years from the grant date.

10.	Commitments and Contingencies

a.	Vessels Under Construction
As at September 30, 2017, the Company was committed to the construction of eight LNG carriers for a total cost of approximately $1.7 billion, including capitalized interest and other miscellaneous construction costs. Vessels in which the Company holds an interest through non-consolidated joint ventures are excluded from the above amounts and are described in Note 10b. Two LNG carriers are scheduled for delivery in late-2017, four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019. As at September 30, 2017, payments made towards these commitments totaled $0.5 billion. As at September 30, 2017, the remaining payments required to be made under these newbuilding and conversion capital commitments were $377.0 million (remainder of 2017), $536.7 million (2018), and $252.1 million (2019).

b.	Joint Ventures and Equity-Accounted Investments

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs of its equity-accounted joint ventures as at September 30, 2017 are as follows:

	Total	Remainder of 2017	2018	2019	2020
	$	$	$	$	$
Equity-accounted joint ventures (i)	1,183,589	110,937	556,064	318,683	197,905

(i)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity-accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of September 30, 2017. These commitments are described in more detail in Note 15 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2016. As of September 30, 2017, based on the Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity-accounted joint ventures have secured $336 million of financing related to the remaining commitments included in the table above.

c.	Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net loss of $496.8 million and consolidated cash flows from operating activities of $411.5 million during the nine months ended September 30, 2017, and ended the third quarter of 2017 with a working capital deficit of $373.6 million. This working capital deficit primarily relates to the scheduled maturities in the next 12 months and repayments of approximately $0.7 billion of outstanding consolidated debt, which amount was classified as current liabilities as at September 30, 2017. In

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

addition to these obligations, the Company also anticipates that Teekay LNG will be required to make payments related to commitments to fund vessels under construction (see Notes 10a and 10b).
Based on these factors, over the one-year period following the issuance of their unaudited consolidated financial statements, the Company’s consolidated subsidiaries, Teekay Tankers and Teekay LNG, will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet their minimum liquidity requirements under their financial covenants related to these subsidiaries. These anticipated potential sources of financing include: refinancing various loan facilities of Teekay Tankers and Teekay LNG; negotiating new secured debt financings related to vessels under construction or other unencumbered operating vessels for Teekay LNG; raising additional capital through equity and bond issuances; and negotiating extensions or redeployments of existing assets. Teekay Tankers recently announced a proposed merger with TIL which, upon completion, is expected to increase Teekay Tankers' liquidity. The success of these initiatives of the Daughter Companies may impact the liquidity of Teekay Parent as a result of certain guarantees provided by Teekay Parent and through the payment of dividends/distributions by the Daughter Companies to Teekay Parent.
The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to complete equity and bond issuances, refinance similar loan facilities and to obtain new debt financing for its vessels under construction, as well as the progress it has made on the financing process to date. The Company is in various stages of completion on these matters.
Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity the Company expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable of completion, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

d.	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

Class Action Complaint

Following the Company’s announcement in December 2015 that Teekay's Board of Directors had reduced the Company’s quarterly dividend to $0.055 per share, down from a dividend of $0.55 per share in the fourth quarter of 2015 dividend payable in February 2016 and the subsequent decline of the price of the Company’s common stock, a class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut against the Company and certain of its officers. As a result of the Company's motion to transfer the action, the case was transferred to the U.S. District Court for the Western District of Washington on November 18, 2016. The lead plaintiff in the action filed an Amended Class Action Complaint on January 13, 2017. The Amended Complaint includes claims that the Company and certain of its officers violated Section 10(b) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Amended Complaint alleges that the Company and certain of its officers violated U.S. federal securities laws by making materially false and misleading statements regarding the Company’s ability and intention to increase its future dividends beyond the initial dividend increase to $0.55 per share that the Company announced in September 2014 and first declared in the second quarter of 2015, thereby artificially inflating the price of its common stock. The lead plaintiff is seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. The Court held a hearing on the motion to dismiss on October 25, 2017. On November 7, 2017, the Court ruled in the Company's favor on all claims and dismissed the Amended Complaint with prejudice.

Teekay Nakilat Capital Lease

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing arrangements of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims, which deposit is recorded as part of restricted cash - non-current in the Company's unaudited consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal the decision further. The LEL 1 tax case concluded that capital allowances were not available to the lessor.  On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is not known at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure is estimated to be approximately $42 million. Such estimate is primarily based on information received from the lessor.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

e.	Redeemable Non-Controlling Interest
In July 2015, Teekay Offshore issued in a private placement 10.4 million of its 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement. The terms of the Series C Preferred Units provided that at any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Preferred Units could be converted on a one-for-one basis into common units of Teekay Offshore. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded $35.925, Teekay Offshore had the option to convert the Series C Preferred Units into common units. The Series C Preferred Units could be redeemed in cash if a change of control occurred in Teekay Offshore.
In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of Teekay Offshore and also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units were equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18-month anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit was convertible into 1.474 common units of Teekay Offshore. In addition, if a unitholder of the Series C-1 Preferred Units elected to convert their Series C-1 Preferred Units into common units of Teekay Offshore, Teekay Offshore had the option to redeem these Series C-1 Preferred Units for cash based on the closing market price of the common units of Teekay Offshore instead of issuing common units. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded 150% of $16.25 per unit, Teekay Offshore had the option to convert the Series C-1 Preferred Units into common units. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units might have been redeemed in cash if a change of control occurred in Teekay Offshore. As a result, the Series C-1 Preferred Units were, prior to the deconsolidation of Teekay Offshore in September 2017, included on the Company’s unaudited consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.
In June 2016, Teekay Offshore issued 4.0 million of its 10.50% Series D Cumulative Convertible Perpetual Preferred Units (or Series D Preferred Units). The Series D Preferred Units had no mandatory redemption date, but they were redeemable at Teekay Offshore's option after June 29, 2021 for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after June 29, 2022. The Series D Preferred Units were exchangeable into common units of Teekay Offshore at the option of the holder at any time after June 29, 2021, based on the 10-trading day volume weighted average price at the time of the notice of exchange or $4.00. A change of control event involving the purchase of all outstanding common units for consideration of at least 90% cash or a change in ownership of the general partner of Teekay Offshore by 50% or more would have resulted in the Series D Preferred Units being redeemable for cash. As a result, the Series D Preferred Units, net of Teekay's units, were, prior to the deconsolidation of Teekay Offshore in September 2017, included on the Company’s unaudited consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.
As part of the Brookfield Transaction (see Note 3), Teekay Offshore repurchased and cancelled all of its outstanding Series C-1 and Series D Preferred Units.

f.	Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.	Financial Instruments

a.	Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 10 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016.
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

		September 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	556,194	556,194	805,567	805,567
Derivative instruments (note 14)
Interest rate swap agreements – assets(1)	Level 2	3,100	3,100	7,943	7,943
Interest rate swap agreements – liabilities(1)	Level 2	(86,493)	(86,493)	(302,935)	(302,935)
Cross currency interest swap agreement(1)	Level 2	(41,268)	(41,268)	(237,165)	(237,165)
Foreign currency contracts	Level 2	537	537	(2,993)	(2,993)
Stock purchase warrants	Level 3	32,135	32,135	575	575
Time-charter swap agreement	Level 3	—	—	208	208
Freight forward agreements	Level 1	(79)	(79)	—	—
Non-recurring
Vessels and equipment	Level 3	130,200	130,200	11,300	11,300
Vessels held for sale	Level 2	6,400	6,400	61,282	61,282
Vessels under capital leases	Level 3	52,914	52,914	—	—
Long-term investments	Level 2	—	—	6,000	6,000
Other
Loans to equity-accounted investees and joint venture partners – Current	(2)	165,118	(2)	11,821	(2)
Loans to equity-accounted investees and joint venture partners – Long-term	(2)	145,804	(2)	292,209	(2)
Long-term receivable included in accounts receivable and other assets(3)	Level 3	5,028	5,004	10,985	10,944
Long-term debt – public (note 8)	Level 1	(974,349)	(996,360)	(1,503,472)	(1,409,996)
Long-term debt – non-public (note 8)	Level 2	(2,374,163)	(2,334,229)	(5,136,074)	(5,009,900)
Obligations related to capital leases, including current portion	Level 2	(150,956)	(150,671)	—	—

(1)
The fair value of the Company's interest rate swap and cross currency swap agreements at September 30, 2017 includes $3.0 million (December 31, 2016 - $15.8 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at September 30, 2017, the estimated fair value of the non-interest bearing receivable from Royal Dutch Shell plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of September 30, 2017 was $5.0 million (December 31, 2016 – $10.9 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held by the Company, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Time-charter swap agreement - Changes in fair value during the three and nine months ended September 30, 2017 for Teekay Tankers' time-charter swap agreement, which is described in Note 14 below and was measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Nine Months Ended September 30, 2017
$
Fair value asset - beginning of the period	875
Settlements	(1,106)
Realized and unrealized gain	231
Fair value asset - at the end of the period	—

The estimated fair value of the time-charter swap agreement was based in part upon the Company’s projection of future Aframax spot market tanker rates, which were derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The time-charter swap agreement ended on April 30, 2017.
Stock purchase warrants - As at September 30, 2017, Teekay held 14.5 million Brookfield Transaction Warrants (see Note 3). The Brookfield Transaction Warrants allow the holders to acquire one common unit of Teekay Offshore for each Brookfield Transaction Warrant for an exercise price of $0.01 per common unit, which warrants become exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024. The fair value of the Brookfield Transaction Warrants was $34.7 million and $30.5 million on September 25, and September 30, 2017, respectively.

As of September 30, 2017, in addition to the Brookfield Transaction Warrants, Teekay held a total of 1,755,000 warrants to purchase common units of Teekay Offshore that were issued in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants) with an exercise price of $4.55, which have a seven-year term and are exercisable any time after six months following their issuance date. The Series D Warrants will be net settled in either cash or common units at Teekay Offshore’s option. The fair value of the Series D Warrants was $1.9 million and $1.6 million on September 25, and September 30, 2017, respectively.

The estimated fair value of the Brookfield Transaction Warrants and the Series D Warrants was determined using a Black-Scholes pricing model and is based, in part, on the historical price of common units of Teekay Offshore, the risk-free rate, vesting conditions and the historical volatility of Teekay Offshore. The estimated fair value of these Brookfield Transaction Warrants and Series D Warrants as of September 30, 2017 was based on the historical volatility of Teekay Offshore's common units of 84.2%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.
During January 2014, the Company received from TIL stock purchase warrants entitling it to purchase up to 1.5 million shares of common stock of TIL (see Note 14). In May 2017, Teekay Tankers entered into the Merger Agreement with TIL. Under the terms of the Merger Agreement, warrants to purchase or acquire shares of common stock of TIL that have not been exercised as of the effective time of the merger, will be cancelled. As a result, no value is recorded for this warrant in the Company's balance sheet at September 30, 2017.
Changes in fair value during the three and nine months ended September 30, 2017 and 2016 for the Company’s Brookfield Transaction Warrants, Series D Warrants and the TIL stock purchase warrants, which are described above and were measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Fair value at the beginning of the period	—	1,833	575	10,328
Fair value on issuance	36,596	—	36,596	—
Unrealized loss included in earnings	(4,461)	(399)	(5,036)	(8,894)
Fair value at the end of the period	32,135	1,434	32,135	1,434

Vessels and equipment – In September 2017, the Company determined that two FPSO units, the Petrojarl Foinaven FPSO and the Petrojarl Banff FPSO, were impaired and wrote down the carrying values of the units to their estimated fair values, which in aggregate was approximately $113 million (see note 7a). The Company has determined the discounted cash flows using the current projected time charter rates and costs, discounted at an estimated market participant rate of 10%.  For both units, the Company has included the existing contracted time charter rates and operating costs as well as projected future use on another field.  The projected future use of each of the FPSO units takes into consideration the Company’s estimated upgrade costs and projected time charter rates that could be contracted in future periods. In establishing these estimates, the Company has considered current discussions with potential customers, available information regarding field expansions and historical experience redeploying FPSO units.

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2017	December 31, 2016
			$	$
Direct financing leases	Payment activity	Performing	633,805	660,594
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	310,922	304,030
Long-term receivable included in other assets	Payment activity	Performing	11,577	17,712
			956,304	982,336

12.	Restructuring Charges
During the three and nine months ended September 30, 2017, the Company recorded restructuring charges of $2.9 million and $5.1 million, respectively. The restructuring charges primarily related to: severance costs resulting from the termination of the charter contract for the Arendal Spirit UMS in Teekay Offshore and the resulting decommissioning of the unit; reorganization and realignment of resources of certain of the Company's strategic development function to better respond to the changing business environment; and reorganization of the Company's FPSO business to create better alignment with the Company's offshore operations.
During the three and nine months ended September 30, 2016, the Company recorded restructuring charges of $3.1 million and $22.9 million, respectively. The restructuring related to the closure of two offices and seafarers' severance amounts related to a tug business in Western Australia, reorganization of the Company's FPSO business to create better alignment with the Company's offshore operations, and reductions to charges previously accrued. The charges related to the seafarers' severance were partly recovered from the customer and the recovery is included in revenues on the unaudited consolidated statements of (loss) income.
At September 30, 2017 and December 31, 2016, $1.4 million and $5.6 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the unaudited consolidated balance sheets.

13.	Accumulated Other Comprehensive Loss
As at September 30, 2017 and December 31, 2016, the Company’s accumulated other comprehensive loss (or AOCI) consisted of the following components:

	September 30,	December 31,
	2017	2016
	$	$
Unrealized loss on qualifying cash flow hedging instruments	398	(41)
Pension adjustments, net of tax recoveries	(12,332)	(12,160)
Unrealized gain (loss) on marketable securities	22	(416)
Foreign exchange gain on currency translation	2,683	2,014
	(9,229)	(10,603)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

14.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at September 30, 2017, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset $	Expected Maturity
	Contract Amount in Foreign Currency	Average Forward Rate (1)		2017	2018
				$	$
Norwegian Kroner	130,000	8.24	537	3,616	12,153

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2018, 2020 and 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2018, 2020 and 2021. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2018, 2020 and 2021. As at September 30, 2017, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
900,000	150,000	NIBOR	4.35%	6.43%	(39,088)	0.9
1,000,000	134,000	NIBOR	3.70%	5.92%	(9,862)	2.6
1,200,000	146,500	NIBOR	6.00%	7.70%	7,682	4.1
					(41,268)

Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at September 30, 2017, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	1,014,701	(31,522)	5.2	2.8
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	331,933	(20,538)	1.8	3.4
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	160,000	(535)	0.3	2.0
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	160,000	15	0.3	3.1
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	233,763	(30,813)	3.2	3.1
			(83,393)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of September 30, 2017, ranged from 0.3% to 4.0%.

(2)	Includes interest rate swaps with the notional amount reducing quarterly or semi-annually.

(3)
Forward-starting interest rate swaps with inception dates ranging from October 2017 to April 2018. Interest rate swaps are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2018 and 2020 whereby the swaps will be settled based on their fair value at that time.

(4)
During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.10% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 1.97%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(5)	Principal amount reduces monthly to 70.1 million Euros ($82.8 million) by the maturity dates of the swap agreements.

(6)	Principal amount is the U.S. Dollar equivalent of 197.9 million Euros.

Stock Purchase Warrants

During September 2017, as part of the Brookfield Transaction (see Note 3), Teekay was released from all of its previous guarantees relating to Teekay Offshore's interest rate swap and cross currency swap agreements.

As at September 30, 2017, Teekay held 14.5 million Brookfield Transaction Warrants (see Notes 3 and 11). The fair value of the Brookfield Transaction Warrants were $34.7 million and $30.5 million on September 25, and September 30, 2017, respectively.

As of September 30, 2017, Teekay held 1,755,000 Series D Warrants (see Notes 3 and 11). The fair value of the Series D Warrants were $1.9 million and $1.6 million on September 25, and September 30, 2017, respectively.

As of September 30, 2017, Teekay held 1,500,000 TIL common stock purchase warrants. Upon completion of the merger pursuant to the Merger Agreement (see Note 7c), the TIL stock purchase warrants will be cancelled. As a result, no value is recorded for this warrants on the Company's unaudited balance sheet as at September 30, 2017 (see Note 11).

Time-charter Swap Agreement

Effective June 1, 2016, Teekay Tankers entered into a time-charter swap agreement for 55% of two Aframax-equivalent vessels. Under such agreement, Teekay Tankers received $27,776 per day, net of a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax-equivalent vessels employed in Teekay Tankers' Aframax revenue sharing arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. The purpose of the agreement was to reduce Teekay Tankers’ exposure to spot tanker market rate variability for certain of its vessels that were employed in the Aframax revenue sharing arrangement. Teekay Tankers did not designate, for accounting purposes, the time-charter swap as a cash flow hedge. The fair value of the time-charter swap agreement at September 30, 2017 was $nil (December 31, 2016 - an asset of $0.2 million). As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option and the agreement expired during May 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Forward Freight Agreements
Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized (loss) gain on non-designated derivative instruments in the Company's unaudited consolidated statements of (loss) income. The fair value of the forward freight agreement at September 30, 2017 was a liability of $0.1 million.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at September 30, 2017
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	587	(25)	(1,366)	(605)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	537	—	—	—	—
Interest rate swap agreements	220	3,069	(2,256)	(28,978)	(54,039)
Cross currency swap agreements	—	8,688	(700)	(41,612)	(7,644)
Stock purchase warrants	—	32,135	—	—	—
Forward freight agreements	29	—	(108)	—	—
	786	44,479	(3,089)	(71,956)	(62,288)
As at December 31, 2016
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	1,340	(363)	(1,033)	(52)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	119	—	—	(2,601)	(511)
Interest rate swap agreements	212	9,839	(11,979)	(59,055)	(233,901)
Cross currency swap agreements	—	—	(3,464)	(53,124)	(180,577)
Stock purchase warrants	—	575	—	—	—
Time-charter swap agreement	875	—	(667)	—	—
	1,206	11,754	(16,473)	(115,813)	(415,041)

As at September 30, 2017, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at September 30, 2017, these derivatives had an aggregate fair value asset amount of $11.3 million and an aggregate fair value liability amount of $85.8 million. As at September 30, 2017, the Company had $14.2 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the unaudited consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Three Months Ended September 30, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
(115)	(424)	(7)	Interest expense
(115)	(424)	(7)

Three Months Ended September 30, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
1,482	—	(3)	Interest expense
1,482	—	(3)

Nine Months Ended September 30, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
(1,677)	(1,186)	(762)	Interest expense
(1,677)	(1,186)	(762)

Nine Months Ended September 30, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(12,543)	—	(59)	Interest expense
(12,543)	—	(59)

(1) Recognized in accumulated other comprehensive loss (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

As at September 30, 2017, the Company estimated, based on then current interest rates, that it would reclassify approximately $0.8 million of net losses on interest rate swaps from accumulated other comprehensive loss to earnings during the next 12 months.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the unaudited consolidated statements of (loss) income. The effect of the (losses) and gains on derivatives not designated as hedging instruments in the unaudited consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(15,729)	(22,219)	(48,199)	(67,808)
Interest rate swap agreement terminations	—	—	(610)	(8,140)
Foreign currency forward contracts	1,609	(2,583)	638	(9,915)
Time charter swap agreement	—	1,096	1,106	1,222
Forward freight agreements	234	—	347	—
	(13,886)	(23,706)	(46,718)	(84,641)
Unrealized gains (losses) relating to:
Interest rate swap agreements	11,575	47,816	5,181	(96,055)
Foreign currency forward contracts	735	6,006	4,383	21,070
Stock purchase warrants	(4,461)	(398)	(5,036)	(8,894)
Time charter swap agreement	—	208	(875)	1,553
Forward freight agreements	(91)	—	(108)	—
	7,758	53,632	3,545	(82,326)
Total realized and unrealized (losses) gains on derivative instruments	(6,128)	29,926	(43,173)	(166,967)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of (loss) income. The effect of the losses on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Realized losses on maturity and termination of cross currency swaps	—	—	(25,733)	(32,628)
Realized losses	(4,234)	(5,612)	(16,369)	(15,551)
Unrealized gains	41,653	40,019	91,749	93,232
Total realized and unrealized gains on cross currency swaps	37,419	34,407	49,647	45,053

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

15.	Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Current	(3,410)	(41)	(9,355)	(8,753)
Deferred	(1,811)	174	(2,412)	6,387
Income tax (expense) recovery	(5,221)	133	(11,767)	(2,366)
The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2017 to September 30, 2017:

$
Balance of unrecognized tax benefits as at January 1, 2017	19,492
Increase for positions taken in prior years	1,045
Increase for positions related to the current period	4,874
Decrease related to statute of limitations	(663)
Decrease due to deconsolidation of Teekay Offshore (note 3)	(1,503)
Balance of unrecognized tax benefits as at September 30, 2017	23,245
The majority of the net increase for positions for the nine months ended September 30, 2017 relates to potential tax on freight income.
The Company does not presently anticipate such unrecognized tax benefits will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

16.	Net (Loss) Income Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Net (loss) income attributable to the shareholders of Teekay Corporation	(12,582)	6,072	(137,990)	(120,520)
The Company's portion of the Inducement Premium and Exchange Contribution charged to retained earnings by Teekay Offshore (note 10e)	—	—	—	(4,993)
Net (loss) income attributable to the shareholders of Teekay Corporation - basic and diluted	(12,582)	6,072	(137,990)	(125,513)
Weighted average number of common shares	86,261,330	84,887,101	86,232,315	76,887,689
Dilutive effect of stock-based compensation	—	86,644	—	—
Common stock and common stock equivalents	86,261,330	84,973,745	86,232,315	76,887,689
(Loss) income per common share:
- Basic	(0.15)	0.07	(1.60)	(1.63)
- Diluted	(0.15)	0.07	(1.60)	(1.63)
Stock-based awards that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and nine months ended September 30, 2017, options to acquire 3.9 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three and nine months ended September 30, 2016 - 3.8 million). In periods where a loss attributable to shareholders of Teekay has been incurred all stock-based awards are anti-dilutive.

17.	Subsequent Events

a)
On October 13, 2017, Teekay LNG's joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture), took delivery of its first LNG carrier newbuilding, the Pan Asia, of which Teekay LNG has a 30% ownership interest, and concurrently commenced its 20-year charter contract with Shell.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

b)	On October 19, 2017, Teekay LNG took delivery of an LNG carrier newbuilding, the Macoma, which concurrently commenced its six-year charter contract with Shell.

c)
On October 23, 2017, Teekay LNG issued 6.8 million units (including 0.8 million units issued upon partial exercise of the underwriter's over-allotment option) of its Series B Preferred Units at $25.00 per unit in a public offering for net proceeds of approximately $164 million. Distributions are payable on the Series B Preferred Units from the issuance date to October 14, 2027, at a rate of 8.5% per annum of the stated liquidation preference of $25.00 and from and after October 15, 2027, at a floating rate equal to three-month LIBOR plus a margin of 6.241%. At any time on or after October 15, 2027, Teekay LNG may redeem the Series B Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus all accumulated and unpaid distributions thereon to the date of redemption. Teekay LNG expects to use the net proceeds from the public offering for general partnership purposes, which may include debt repayments or funding installment payments on future newbuilding deliveries. The Series B Preferred Units are listed on the New York Stock Exchange.

d)	On November 1, 2017, Teekay LNG took delivery of an LNG carrier newbuilding, the Murex, which concurrently commenced its seven-year charter contract with Shell.

e)
On November 6, 2017, Teekay LNG completed a $327 million long-term debt facility to finance (a) floating storage unit (or FSU) to be chartered on a 20-year charter contract to the Bahrain regasification project scheduled to commence in the third quarter of 2018 and (b) one LNG carrier newbuilding to be chartered on a 13-year charter contract with BP Plc starting in early-2019.

f)	On November 10, 2017, Teekay LNG refinanced its $170 million revolving credit facility, which was scheduled to mature in 2017, with a new $190 million revolving credit facility maturing in November 2018.

g)
On November 16, 2017, Teekay LNG cancelled the bareboat contracts on all six of Teekay LNG's LPG carriers on charter to Skaugen. Teekay LNG expects to transfer the commercial management of these vessels, in addition to the Norgas Sonoma, into a newly formed pool, the Teekay Multigas Pool L.L.C., which is owned and operated by Teekay LNG.

h)
On November 17, 2017, the shareholders of Teekay Tankers voted in favor of increasing the authorized number of its Class A common shares to permit the issuance of Class A common shares as consideration for the merger with TIL. Concurrently, the merger was approved by the shareholders of TIL. Subject to the completion of the remaining closing conditions, Teekay Tankers expects the merger to close on or about November 27, 2017.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2016. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.
Overview
Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space and provides a comprehensive set of marine services to the world's leading oil and gas companies. We have general partnership interests in two publicly-listed master limited partnerships, Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Offshore Partners L.P. (or Teekay Offshore), we have a controlling ownership interest of publicly-listed Teekay Tankers Ltd. (or Teekay Tankers), and we have a small fleet of directly-owned vessels. Teekay LNG and Teekay Tankers are consolidated in Teekay's financial statements and, up to the closing of the strategic partnership (or the Brookfield Transaction) with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield) on September 25, 2017, Teekay Offshore was also consolidated in Teekay's financial statements. In connection with Brookfield's acquisition of the 49% interest in Teekay Offshore's general partner, Teekay Offshore GP LLC (or TOO GP), Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. Please read “Equity-Accounted Investment in Teekay Offshore - Recent Developments in Teekay Offshore” for additional information about the Brookfield Transaction.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Companies), (b) Teekay and its remaining subsidiaries, which is referred to in this Report as Teekay Parent, and (c) our equity-accounted investment in Teekay Offshore. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2016.
The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay LNG and Teekay Tankers, (b) Teekay Parent, and (c) the results of Teekay Offshore until its deconsolidation on September 25, 2017. Within the first two of these three groups, we have further subdivided the results into their respective lines of business. The following table (a) presents revenues and income from vessel operations for each of these two subsidiaries, for Teekay Parent, and for Teekay Offshore until its deconsolidation on September 25, 2017, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 - Financial Statements: Note 4 - Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (Loss) from Vessel Operations
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016	2017	2016	2017	2016
Teekay Offshore (1)	255,781	286,298	796,711	877,470	40,384	61,739	147,060	174,309
Teekay LNG	104,285	100,658	306,369	295,670	10,322	50,634	86,271	115,171
Teekay Tankers	91,238	109,554	330,512	427,349	(13,734)	(3,207)	(1,406)	86,565
Teekay Parent	72,022	77,832	195,883	258,662	(226,818)	(19,401)	(291,880)	(74,977)
Elimination of intercompany (2)(3)	(22,545)	(26,703)	(71,266)	(82,785)	—	—	—	—
Teekay Corporation Consolidated	500,781	547,639	1,558,209	1,776,366	(189,846)	89,765	(59,955)	301,068

(1)
On September 25, 2017, Teekay deconsolidated Teekay Offshore (see “Equity Accounted Investment in Teekay Offshore - Recent Developments in Teekay Offshore” for additional information). The revenues and income from vessel operations amounts above are those of Teekay Offshore until the date of deconsolidation.

(2)
During the nine months ended September 30, 2017, Teekay chartered in three floating storage and off-take (or FSO) units and two shuttle tankers from Teekay Offshore, and two liquefied natural gas (or LNG) carriers from Teekay LNG. During the nine months ended September 30, 2016, Teekay chartered in three FSO units, two shuttle tankers and one Aframax tanker from Teekay Offshore, two Aframax tankers from Teekay Tankers, and two LNG carriers from Teekay LNG.

(3)
During 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns our conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed revenue sharing arrangements of the Teekay group. Following that sale, Teekay Tankers and Teekay Parent each accounted for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results were reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL were accounted for on a consolidated basis by Teekay. On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL on a consolidated basis during the periods they were under common control of Teekay and had begun operations.

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016.
In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production, storage and offloading (or FPSO) service contracts, the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment (or CoAs) the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on revenues less voyage expenses (or Net Revenues), a non-GAAP financial measure, and TCE rates where applicable.
Summary
Teekay's consolidated income from vessels operations decreased to $(60.0) million for the nine months ended September 30, 2017 compared to $301.1 million for the nine months ended September 30, 2016. The primary reasons for this net decrease in our consolidated results are as follows:

•
in Teekay Parent, the write-downs of the Petrojarl Foinaven and Petrojarl Banff FPSO units, lower results on the Petrojarl Foinaven as a result the temporary scheduled shutdown in the third quarter of 2017, and a contract amendment related to the Hummingbird Spirit FPSO which reduced its revenues, partially offset by a contract amendment related to the Petrojarl Banff FPSO which increased its revenues and the loss on sale of the Shoshone Spirit VLCC in 2016;

•
in Teekay LNG, the write-downs of the European Spirit, African Spirit, Teide Spirit and Toledo Spirit conventional tankers in 2017 and a decrease in revenue due to uncertainty of collection of hire relating to Teekay LNG's six LPG carriers on charter to I.M. Skaugen SE (or Skaugen) in the first nine months of 2017;

•
in Teekay Tankers, lower average TCE rates earned in the spot tanker market in the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, and various vessel employment changes, in-chartered vessel redeliveries and vessel sales in 2016 and 2017; and

•
in Teekay Offshore, the termination of the charter contract of the Petrojarl Varg in 2016, lower towage fleet rates and utilization during the nine months ended September 30, 2017, and the redelivery of the Navion Saga, partially offset by the UMS fleet due to the write-down in 2016 relating to the cancellation of two UMS newbuildings contracts;

partially offset by

•
in Teekay LNG, the loss on sale of vessels recorded in 2016 upon the charterer, Centrofin Management Inc. (or Centrofin), exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively and the deliveries of the Oak Spirit, Creole Spirit and Torben Spirit LNG carrier newbuildings in 2016 and 2017.

Details of the changes to our results of operations for each of our segments for the three and nine months ended September 30, 2017 compared to same periods in the prior year are provided in the following sections.
Teekay LNG
Recent Developments in Teekay LNG

In November, 2017, Teekay LNG cancelled the bareboat charter contracts for its six LPG carriers chartered to I.M. Skaugen SE (or Skaugen) for non-payment by Skaugen of charter hire. The bareboat charter contracts had terms ending between 2019 and 2026. As at March 31, 2017, Teekay LNG had not been paid by Skaugen for a portion of the charter hire for the vessels for the period from August 2016 to March 31, 2017, relating to these six vessels and totaling approximately $12.9 million. As an alternative payment for a portion of these amounts, Skaugen offered to Teekay LNG its 35% ownership interest in an LPG carrier, the Norgas Sonoma, which is owned by Skaugen Gulf Petchem Carriers B.S.C.(c), a joint venture between Skaugen (35%), The National Oil & Gas Authority B.S.C.(c) (or Nogaholding) (35%) and Suffun Bahrain W.L.L. (or Suffun) (30%)

(or the Skaugen LPG Joint Venture). Both Nogaholding and Suffun exercised their option to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, Teekay LNG acquired a 100% ownership interest in the Skaugen LPG Joint Venture for an aggregate purchase price of $13.2 million, including the application of $4.6 million of the outstanding hire owing to Teekay LNG by Skaugen to acquire Skaugen's 35% ownership interest in the Skaugen LPG Joint Venture. Following Teekay LNG's acquisition of Skaugen LPG Joint Venture, Teekay LNG continues to trade the Norgas Sonoma in the Norgas pool. There is uncertainty about Skaugen's ability to pay amounts they owe to Teekay LNG. Amounts owing to Teekay LNG from Skaugen under the charters amounted to approximately $6 million each quarter, based on the contracted charter rates. As at September 30, 2017, Skaugen owed Teekay LNG an aggregate of approximately $20.7 million under the six charters based on the contracted charter rates, and such amounts have not been recorded as revenue given the uncertainty of its collection. Following the cancellation by Teekay LNG of the six charters, Teekay LNG expects to transfer the commercial management of these vessels, in addition to the Norgas Sonoma, into a newly formed pool, the Teekay Multigas Pool L.L.C., which Teekay LNG will own and operate. The pool fleet is expected to reach at least 12 vessels by the end of 2017, including third party partner vessels.

In October 2017, Teekay LNG took delivery of an LNG carrier newbuilding, the Macoma, which concurrently commenced its six-year charter contract with Royal Dutch Shell Plc (or Shell) on October 20, 2017. On November 1, 2017, Teekay LNG took delivery of another LNG carrier newbuilding, the Murex, which concurrently commenced its seven-year charter contract with Shell on November 1, 2017.

In October 2017, Teekay LNG's joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture), took delivery of its first LNG carrier newbuilding, the Pan Asia, of which Teekay LNG has a 30% ownership interest, which concurrently commenced its 20-year charter contract with Shell.

In August 2017, the charterer of the Teide Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified Teekay LNG that it is marketing the Teide Spirit for sale and, upon sale of the vessel, the charterer would concurrently terminate its existing charter contract with Teekay LNG. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given Teekay LNG's prior experience with this charterer, it is expected that the charterer will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. As a result, Teekay LNG recorded a write-down of $25.5 million on a combined basis related to the Teide Spirit and Toledo Spirit for the three and nine months ended September 30, 2017.

In late-June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to Teekay LNG that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to Teekay LNG in late-August 2017. Upon receiving this notification, Teekay LNG commenced marketing the vessel for sale and recorded a $12.6 million write-down of the vessel for the nine months ended September 30, 2017. In addition, during the third quarter of 2017, Teekay LNG recorded a write-down of the African Spirit of $12.5 million as Teekay LNG received notification from the charterer of the vessel in August 2017 that it would redeliver the vessel back to Teekay LNG upon completion of its charter contract in November 2017.

In May 2017, the Teekay LNG's 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) secured short-term charter contracts for two of its vessels trading in the short-term market. The Magellan Spirit commenced a six-month contract (plus two three-month option periods) in July 2017 and the Arwa Spirit will commence a 15-month charter contract in the fourth quarter of 2017.

In May 2017, Teekay LNG entered into a 10-year $181 million sale-leaseback agreement with Bank of Communications Financial Leasing Co. Ltd. (or BCL) for one of its eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in mid-2018. BCL will take delivery of the vessel and charter it back to Teekay LNG. At the end of the 10-year lease, Teekay LNG has an obligation to repurchase the vessel from BCL.

In May 2017, the Teekay LNG-Marubeni Joint Venture signed an 18-month charter contract (plus one-year extension option) with a major Japanese utility company, commencing in the fourth quarter of 2018. This charter contract will be serviced by the Methane Spirit, which is currently trading in the short-term market.

In April 2017, Teekay LNG entered into a 10-year $174 million sale-leaseback agreement with China Construction Bank Financial Leasing Co. Ltd. (or CCBL) for one of its eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in late-2017. CCBL will take delivery of the vessel and charter it back to Teekay LNG. At the end of the 10-year lease, Teekay LNG has an obligation to repurchase the vessel from CCBL.

In March 2017 and July 2017, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which Teekay LNG has a 50% ownership interest, took delivery of the Kallo LPG carrier and Kruibeke LPG carrier, respectively, and upon deliveries sold and leased back the vessels. In April 2017, Exmar LPG Joint Venture entered into a shipbuilding agreement with Hyundai Heavy Industries Co., Ltd. for one additional LPG carrier newbuilding scheduled for delivery in mid-2018. As at September 30, 2017, the Exmar LPG Joint Venture had three LPG carrier newbuildings scheduled for delivery in 2018. The Exmar LPG Joint Venture has secured long-term vessel financing that will be available upon delivery for two of its three remaining LPG carrier newbuildings. The installment payments on the third LPG carrier newbuilding are expected to be financed by the joint venture's existing liquidity and the joint venture expects to secure long-term financing prior to vessel delivery.

Teekay LNG has two LNG carriers currently on bareboat charter contracts with Awilco LNG ASA (or Awilco) with fixed contract terms ending in November 2017 and August 2018 with one-year extension options. Awilco has a purchase obligation under the charter contracts to repurchase each vessel from Teekay LNG at the end of their respective terms. Awilco is currently facing financial challenges, including going concern issues, and its ability to continue to make charter payments to Teekay LNG and to honor its purchase obligations is in question. In June 2017, Teekay LNG amended the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. A key condition of the amendments required Awilco to raise a minimum of $25 million of equity, which was successfully completed in May 2017. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel of charter hire from July 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts.

In February 2017, Teekay LNG took delivery of the Torben Spirit LNG carrier newbuilding and concurrently sold this vessel to a third party and leased it back under a 10-year bareboat charter contract. The Torben Spirit commenced its 10-month plus one-year option charter contract with a major energy company on March 3, 2017. Prior to the expiration of this charter, Teekay LNG will seek to secure a long-term contract on this vessel. As at September 30, 2017, Teekay LNG had eight wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between late-2017 and early-2019 and all of which have fixed-rate time-charter contracts in place.

Two of the six LNG carriers (or MALT LNG Carriers) in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed in August 2016 and in January 2017 to extend the deferral period to December 31, 2017. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2017. Teekay LNG's proportionate share of the estimated impact of the charter payment deferral for 2017 compared to original charter rates earned prior to December 31, 2015, is estimated to be a reduction to equity income ranging from $5 million to $7 million per quarter, depending on any sub-chartering employment opportunities.
Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended September 30,
	2017	2016	2017	2016	2017	2016

Revenues	92,700	87,260	11,585	13,398	104,285	100,658
Voyage expenses	(716)	(175)	(750)	(180)	(1,466)	(355)
Vessel operating expenses	(22,172)	(16,751)	(4,552)	(5,304)	(26,724)	(22,055)
Depreciation and amortization	(22,580)	(19,317)	(2,400)	(4,724)	(24,980)	(24,041)
General and administrative expenses (1)	(2,330)	(3,008)	(463)	(565)	(2,793)	(3,573)
Loss on sale of vessels	—	—	(38,000)	—	(38,000)	—
Income (loss) from vessel operations	44,902	48,009	(34,580)	2,625	10,322	50,634

Equity income	1,417	13,514	—	—	1,417	13,514

Calendar-Ship-Days (2)
Liquefied Gas Carriers	2,116	1,916	—	—	2,116	1,916
Conventional Tankers	—	—	460	552	460	552

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Nine Months Ended September 30,
	2017	2016	2017	2016	2017	2016

Revenues	271,078	250,342	35,291	45,328	306,369	295,670
Voyage expenses	(1,664)	(418)	(2,235)	(936)	(3,899)	(1,354)
Vessel operating expenses	(62,211)	(48,717)	(13,902)	(17,603)	(76,113)	(66,320)
Depreciation and amortization	(69,639)	(58,476)	(8,255)	(12,045)	(77,894)	(70,521)
General and administrative expenses (1)	(9,283)	(12,049)	(2,309)	(2,816)	(11,592)	(14,865)
Asset impairments	—	—	(50,600)	(27,439)	(50,600)	(27,439)
Income (loss) from vessel operations	128,281	130,682	(42,010)	(15,511)	86,271	115,171

Equity income	6,797	52,579	—	—	6,797	52,579

Calendar-Ship-Days (2)
Liquefied Gas Carriers	6,108	5,508	—	—	6,108	5,508
Conventional Tankers	—	—	1,535	1,887	1,535	1,887

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at September 30, 2017, Teekay LNG’s liquefied gas fleet, including newbuildings, included 50 LNG carriers and 30 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. However, the table above only includes the 16 LNG carriers and seven LPG/Multigas carriers that are accounted for under the consolidation method of accounting.
The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 6,108 days for the nine months ended September 30, 2017 from 5,508 days for the same period in 2016, as a result of the deliveries of the Creole Spirit, Oak Spirit, and Torben Spirit in February 2016, July 2016, and February 2017, respectively. During the nine months ended September 30, 2017, two of Teekay LNG's consolidated vessels in this segment were off-hire for repairs, two vessels were off-hire for scheduled dry dockings, and the Torben Spirit was idle for three days prior to its charter contract commencement, compared to three consolidated vessels in this segment being off-hire for a combined 15 days and the Creole Spirit and Oak Spirit being idle for 12 days and 15 days, respectively, prior to their charter contract commencements in the same period last year.
Income from vessel operations for Teekay LNG’s liquefied gas carriers decreased to $44.9 million and $128.3 million for the three and nine months ended September 30, 2017, respectively, compared to $48.0 million and $130.7 million, respectively, for the same periods last year, primarily as a result of:

•
decreases of $6.3 million and $15.7 million for the three and nine months ended September 30, 2017, respectively, due to uncertainty of collection of hire receipts relating to Teekay LNG's six LPG carriers on charter to Skaugen in the first nine months of 2017;

•
a decrease of $2.4 million for the nine months ended September 30, 2017 relating to 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of Teekay LNG's LNG carriers;

•	a decrease of $2.2 million for the nine months ended September 30, 2017 due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking; and

•	decreases of $1.7 million and $4.3 million for the three and nine months ended September 30, 2017, respectively, due to higher dry-dock amortization due to recent dry dockings;

partially offset by

•
increases of $4.7 million and $18.7 million, for the three and nine months ended September 30, 2017, respectively, as a result of the deliveries of the Oak Spirit, Creole Spirit, and Torben Spirit and the commencements of their charter contracts; and

•	an increase of $3.1 million for the nine months ended September 30, 2017, primarily related to additional revenue recognized related to the accelerated dry docking of two LNG carriers.
Equity income related to Teekay LNG’s liquefied gas carriers decreased to $1.4 million and $6.8 million for the three and nine months ended September 30, 2017, respectively, compared $13.5 million and $52.6 million for the same periods last year, as set forth in the table below:

(in thousands of U.S. Dollars)
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Three months ended September 30, 2017	3,987	1,990	(2,112)	(4,633)	2,973	(788)	1,417
Three months ended September 30, 2016	7,007	2,536	2,978	(4,232)	5,424	(199)	13,514
Difference	(3,020)	(546)	(5,090)	(401)	(2,451)	(589)	(12,097)

(in thousands of U.S. Dollars)	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Nine months ended September 30, 2017	10,633	6,627	(1,765)	(15,019)	11,898	(5,577)	6,797
Nine months ended September 30, 2016	5,241	6,718	14,796	9,912	16,329	(417)	52,579
Difference	5,392	(91)	(16,561)	(24,931)	(4,431)	(5,160)	(45,782)

The $3.0 million decrease and $5.4 million increase for the three and nine months ended September 30, 2017, respectively, in Teekay LNG's 33% investment in the four Angola LNG Carriers were primarily due to mark-to-market changes on non-designated derivative instruments. The mark-to-market changes resulted from changes in long-term LIBOR benchmark interest rates for interest rate swaps compared to the same periods last year.

The $5.1 million and $16.6 million decreases for the three and nine months ended September 30, 2017, respectively, in Teekay LNG's 50% ownership interest in the Exmar LPG Joint Venture were primarily due to more vessels trading in the spot market at lower rates during 2017 compared to higher fixed rates earned in the same periods last year, the scheduled dry dockings of the Eupen and Brussels in the second and third quarters of 2017, respectively; and the sale of the Brugge Venture in January 2017. These decreases were partially offset by revenues earned from four LPG carrier newbuildings that delivered to the Exmar LPG Joint Venture between June 2016 and July 2017.

The $24.9 million decrease for the nine months ended September 30, 2017, in Teekay LNG's 52% investment in the MALT LNG Carriers was primarily due to a settlement payment awarded to the joint venture in 2016 for the disputed contract termination relating to the Magellan Spirit, of which Teekay LNG's proportionate share was $20.3 million; a further deferral effective August 2016 of a portion of the charter payments for the Marib Spirit and Arwa Spirit that are chartered to service the YLNG plant in Yemen, which has been closed since 2015; and lower spot rates earned on the redeployment of the Magellan Spirit and Methane Spirit after their short-term charter contracts ended in June 2016 and July 2016, respectively.
The $2.5 million and $4.4 million decreases for the three and nine months ended September 30, 2017, respectively, in Teekay LNG's 40% ownership interest in the RasGas 3 LNG Carriers were primarily due to higher interest rate expense resulting from completion of debt refinancing in December 2016 and unrealized losses on interest rate swaps.

The $5.2 million decrease for the nine months ended September 30, 2017, in Teekay LNG's other equity-accounted investments were primarily due to unrealized losses on interest rate swaps relating to Teekay LNG's 30% ownership interest in the assets for the development of an LNG receiving and regasification terminal in Bahrain (or the Bahrain LNG Joint Venture) in the second quarter of 2017.
Teekay LNG – Conventional Tankers
As at September 30, 2017, Teekay LNG’s conventional tanker fleet included four Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, three of which it owns (including the European Spirit, which is classified as held for sale) and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters; the European Spirit has been trading in the spot market as Teekay LNG continues to market it for sale.
The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 1,535 days for the nine months ended September 30, 2017 from 1,887 days for the same period in 2016, primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively. During the nine months ended September 30, 2017, the Asian Spirit was idle for 34 days between the time its firm charter contract ended in January 2017 and the time the vessel was sold, compared to no off-hire days during the same period last year.

Income (loss) from vessel operations for Teekay LNG’s conventional tankers decreased to a loss of $34.6 million and $42.0 million for the three and nine months ended September 30, 2017, respectively, compared to income of $2.6 million and loss of $15.5 million for the same periods last year, primarily as a result of:

•
a decrease of $25.5 million for the three and nine months ended September 30, 2017, due to the combined write-downs of the Teide Spirit and Toledo Spirit. In August 2017, the charterer of the Teide Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified Teekay LNG that it is marketing the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with Teekay LNG. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given Teekay LNG's prior experience with this charterer, Teekay LNG expects it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018;

•
a decrease of $12.6 million for the nine months ended September 30, 2017, due to the write-down of the European Spirit as Teekay LNG commenced marketing the vessel for sale upon receiving notification from the charterer of the vessel in late-June 2017 that it would redeliver the vessel back to Teekay LNG upon completion of its charter contract in August 2017; and

•
a decrease of $12.5 million for the three and nine months ended September 30, 2017, due to the write-down of the African Spirit as Teekay LNG received notification from the charterer of the vessel in August 2017 that it would redeliver the vessel back to Teekay LNG upon completion of its charter contract in November 2017;

partially offset by

•
an increase of $21.6 million for the nine months ended September 30, 2017, due to the sales of the Bermuda Spirit and Hamilton Spirit in 2016 and Asian Spirit in the first quarter of 2017, including a $27.4 million loss on sale of vessels in the three months ended March 31, 2016, partially offset by the resulting decrease in operating income in the three and nine months ended September 30, 2017.

Teekay Tankers
Recent Developments in Teekay Tankers
In September 2017, Teekay Tankers announced that the Board of Directors had authorized a share repurchase program for the repurchase of up to $45.0 million of its shares of Class A common stock in the open market. In addition, Teekay Tankers entered into a voting and support agreement with Huber Capital Management L.L.C. (or Huber Capital), whereby Huber Capital agreed to vote its shares in favor of increasing the authorized number of shares of Teekay Tankers' Class A common stock to permit the issuance of Class A common stock as consideration for Teekay Tankers' proposed merger (or the Merger) with Tanker Investments Limited (or TIL).

In September 2017, Teekay Tankers entered into an agreement to sell one Aframax tanker, the Kareela Spirit. The sale is expected to be completed in the fourth quarter of 2017. The vessel was written down to its agreed sales price, resulting in a loss on sale of the vessel of $3.8 million in the three months ended September 30, 2017. Also, in September 2017, Teekay Tankers completed the sale of one Aframax tanker, the Kanata Spirit, with a loss on sale of $4.2 million recognized in the third quarter of 2017.

In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction relating to four of its Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the lease term beginning in July 2020.

In June 2017, Teekay Tankers completed the sale of an Aframax tanker, the Kyeema Spirit. The vessel was written down to its agreed sales price in March 2017. Teekay Tankers recognized a loss on sale of the vessel of $2.8 million in the nine months ended September 30, 2017.

In May 2017, Teekay Tankers entered into a merger agreement (or the Merger Agreement) to acquire all of the remaining issued and outstanding shares of TIL in a share-for-share merger at an exchange ratio of 3.3 shares of Teekay Tankers' Class A common stock for each share of TIL common stock. TIL owns a modern fleet of ten Suezmax tankers, six Aframax tankers and two Long Range 2 (or LR2) product tankers with an average age of 7.3 years. On November 17, 2017, the TIL shareholders approved the merger and the Teekay Tankers’ shareholders approved an increase in the authorized number of Teekay Tankers’ Class A common shares, to permit the issuance of Class A common shares as merger consideration. Subject to the completion of the remaining closing conditions, Teekay Tankers expects the merger to close on or about November 27, 2017. Upon the closing of the merger, TIL will become a wholly-owned subsidiary of Teekay Tankers.

As part of the accounting for the Merger Agreement, GAAP treats Teekay Tankers' existing non-controlling interest (or equity investment) in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value which forms part of the cost of the acquisition of the 100% controlling interest in TIL. As a result of the expected closing of the merger, Teekay Tankers recognized an impairment of $28.1 million during the quarter ended June 30, 2017 related to its equity investment in TIL, based on the TIL share price at June 30, 2017. If the merger is completed, Teekay Tankers will be required to again remeasure its equity investment to fair value at the relative share price at the date of the acquisition, which could result in an additional gain or loss. There were no significant changes to the estimated fair value of TIL in the third quarter of 2017 and as a result, no additional impairment was recognized.

On May 31, 2017, Teekay Tankers completed the acquisition from Teekay of the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital, in exchange for Teekay Tankers' issuance to Teekay of approximately 13.8 million shares of its Class B common stock and working capital consideration of $13.1 million.

Prior to May 31, 2017, Teekay Tankers owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since Teekay Tankers acquired the remaining 50% of TTOL on May 31, 2017, Teekay Tankers owns 100% of TTOL and now consolidate its results. Periods prior to May 31, 2017 have been recast to include 100% of TTOL results on a consolidated basis in accordance with common control accounting as required under GAAP.

In January and March 2017, Teekay Tankers completed the sales of two Suezmax tankers, the Ganges Spirit and Yamuna Spirit, for an aggregate sales price of $32.6 million. Teekay Tankers recognized a loss on sale of the vessels of $1.8 million in the nine months ended September 30, 2017.

Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenues	91,238	109,554	330,512	427,349
Voyage expenses	(18,303)	(14,638)	(61,488)	(36,488)
Vessel operating expenses	(40,958)	(44,783)	(131,949)	(136,245)
Time-charter hire expense	(5,835)	(11,335)	(27,459)	(47,964)
Depreciation and amortization	(24,328)	(25,888)	(73,652)	(78,576)
General and administrative	(7,622)	(8,214)	(24,875)	(27,188)
Loss on sale of vessels	(7,926)	(7,903)	(12,495)	(14,323)
(Loss) income from vessel operations	(13,734)	(3,207)	(1,406)	86,565

Equity (loss) income	(274)	567	(27,174)	6,416

Calendar-Ship-Days (1)
Conventional Tankers	3,940	4,637	12,318	14,683

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market and TCE Rates
Crude tanker spot rates declined in line with seasonal norms during the third quarter of 2017, as refiners reduced crude oil purchases ahead of autumn maintenance programs. This decline in spot tanker rates was exacerbated by a drawdown in global oil inventories during the third quarter, as crude oil prices moved into a backwardated pricing structure. According to the International Energy Agency (IEA), global oil inventories fell by a net 53 million barrels (mb) during the third quarter, including a 44 mb decline in floating storage. This had a negative impact on spot tanker rates as the vessels used for floating storage returned to the active trading fleet, which increased vessel supply, although some of the older vessels were sold for scrap.
Crude tanker spot rates received some renewed support towards the end of the third quarter due to hurricane activity in the U.S. Gulf and Caribbean region, which disrupted vessel operations and tightened vessel supply. Crude tanker rates have strengthened further into the fourth quarter of 2017 due to an increase in tanker demand as refineries complete seasonal maintenance. In addition, an increase in long-haul exports from the Atlantic to the Pacific has led to an increase in tanker ton-mile demand in recent weeks. This has been led by U.S. crude exports, which at the end of September 2017 hit a record high of almost 2 million barrels per day (mb/d). Higher U.S. crude exports have also added to U.S. Gulf lightering demand in the form of increased reverse lightering operations.
The global tanker fleet grew by 24.5 million deadweight tons (mdwt), or 4.4%, in the first nine months of 2017. This influx of new vessels has put downward pressure on tanker fleet utilization during the year; however, tanker fleet growth is expected to moderate in the coming months, having passed the peak of newbuilding deliveries and as the pace of scrapping picks up. A total of 7.1 mdwt of tankers was scrapped in the first nine months of 2017, a significant increase from 2.5 mdwt of scrapping for the entire year of 2016. In addition, there have been a number of newbuilding contract cancellations so far in 2017, as some shipyards have been unable to acquire refund guarantees from financial institutions. For 2017 as a whole, Teekay Tankers forecasts tanker fleet growth of just over 5%, down from approximately 6% in 2016. Lower fleet growth is expected in 2018 and 2019 as the orderbook continues to roll-off and as tanker scrapping increases, with additional upside from potential further cancellations of newbuilding contracts due to the lack of available refund guarantees.
Global oil demand continues to grow at a robust rate, with the IEA now forecasting demand growth of 1.6 mb/d in 2017 versus a forecast of 1.3 mb/d growth at the start of 2017. The IEA forecasts a further 1.4 mb/d of demand growth in 2018, with most of the growth coming from the Asia-

Pacific region. High oil demand growth in Asia is drawing more barrels from the Atlantic region into the Pacific, particularly as the Middle East OPEC nations maintain supply cuts, which is positive for overall ton-mile demand.
Overall, Teekay Tankers expects tanker rates to recover during the fourth quarter of 2017, in line with seasonal norms. Looking ahead to 2018, Teekay Tankers expects that a period of lower tanker fleet growth coupled with stronger oil demand and a more balanced oil market should be positive for tanker fleet utilization and therefore crude spot tanker rates, particularly during the second half of the year.

Teekay Tankers – Conventional Tankers
As at September 30, 2017, Teekay Tankers owned 35 double-hulled conventional oil and product tankers, time-chartered in two Aframax vessels from third parties, had four Suezmax vessels under capital leases from third parties, and owned a 50% interest in one Very Large Crude Carrier (or VLCC). The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased during the three and nine months ended September 30, 2017, compared to the same periods in the prior year due to the redeliveries of various in-chartered vessels to their owners at various times during 2016 and 2017 and the sale of two Suezmax product tankers, two Aframax tankers and two MR product tankers in 2016 and 2017, partially offset by the addition of two Aframax in-chartered vessels that were delivered to us during 2016 and 2017.
Loss from vessel operations increased to $13.7 million and $1.4 million for the three and nine months ended September 30, 2017, respectively, compared to a loss of $3.2 million and income of $86.6 million, respectively, for the same periods in the prior year, primarily as a result of:

•
decreases of $12.1 million and $57.7 million for the three and nine months ended September 30, 2017, respectively, due to lower average realized rates earned by Teekay Tankers' Suezmax, Aframax and LR2 fleets;

•	a net decrease of $24.4 million for the nine months ended September 30, 2017, due to various vessel employment changes in response to changing tanker market rates;

•
a net decrease of $12.6 million for the nine months ended September 30, 2017, primarily due to the redeliveries of various in-chartered vessels to their owners at various times during 2016 and 2017 and the sale of two Suezmax product tankers, two Aframax tankers and two MR product tankers in 2016 and 2017, partially offset by the addition of two Aframax in-chartered vessels that were delivered to us during 2016 and 2017;

•	a decrease of $1.2 million for the nine months ended September 30, 2017, due to in-process revenue contract amortization that Teekay Tankers recognized in revenue in the first quarter of 2016; and

•	a decrease of $1.0 million for the three months ended September 30, 2017, due to more off-hire days compared to the same period in the prior year;
partially offset by

•
increases of $1.3 million and $3.6 million for the three and nine months ended September 30, 2017, respectively, primarily due to higher transition costs incurred in 2016 compared to 2017 directly relating to 12 Suezmax tankers which Teekay Tankers acquired in the latter part of 2015, lower insurance costs and transitioning technical management in-house;

•
an increase of $1.2 million for the nine months ended September 30, 2017, primarily due to higher legal expenses incurred in the first quarter of 2016 related to the STX Offshore & Shipbuilding Co., Ltd. arbitration;

•	an increase of $1.2 million for the nine months ended September 30, 2017, due to fewer off-hire days compared to the same period in the prior year; and

•	an increase of $0.8 million for the nine months ended September 30, 2017, due to higher average rates earned on out-chartered Aframax tankers.
Equity loss was $0.3 million and $27.2 million for the three and nine months ended September 30, 2017, respectively, compared to equity income of $0.6 million and $6.4 million, respectively, for the same periods in the prior year. The changes were primarily due to:

•
decreases of $0.7 million and $32.7 million for the three and nine months ended September 30, 2017, respectively, primarily due to a $28.1 million write-down of Teekay Tankers' investment in TIL to its fair market value and lower equity earnings resulting from lower average realized spot rates earned; and

•
decreases of $0.1 million and $1.1 million for the three and nine months ended September 30, 2017, respectively, from Teekay Tankers' High-Q joint venture primarily resulting from a profit share payment recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing arrangement with the customer.

Teekay Parent
Recent Developments in Teekay Parent

In October 2017, Teekay Parent terminated prior to their expiration dates the charter-in contracts for its last two remaining in-chartered conventional tankers, the Constitution Spirit and Sentinel Spirit, resulting in a total net termination fee payment of approximately $1.6 million. The vessels were redelivered in October 2017.

In September 2017, Teekay and Teekay Offshore completed the Brookfield Transaction, which is explained more fully in “Equity Accounted Investment in Teekay Offshore - Recent Developments in Teekay Offshore.”

The Petrojarl Banff FPSO unit has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (or CNR) that permitted CNR to terminate the contact at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit will stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate.

In the first half of 2016, the Hummingbird Spirit FPSO unit was operating in the latter part of its charter contract with Centrica Energy (or Centrica) whereby Centrica could terminate the contract at any time with 90 days’ notice. In June 2016, Teekay Parent entered into a contract amendment with Centrica to extend the firm period to September 2017 (with Centrica's right to terminate the contract no earlier than March 1, 2017) in exchange for a lower fixed charter rate and an oil price tariff. The contract amendment took effect on July 1, 2016. In February 2017, Teekay Parent entered into a new heads of terms with Centrica to extend the contract for an additional three years from October 2017 to September 2020. This contract extension was completed during the second quarter of 2017.
Operating Results – Teekay Parent
The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Three Months Ended September 30, 2017
	2017	2016	2017	2016	2017	2016	2017	2016

Revenues	51,254	53,592	1,041	6,982	19,727	17,258	72,022	77,832
Voyage expenses	(9)	(165)	(92)	(106)	(461)	(705)	(562)	(976)
Vessel operating expenses	(40,438)	(32,998)	(1,457)	(3,698)	(9,879)	(6,920)	(51,774)	(43,616)
Time-charter hire expense	(7,714)	(11,394)	(2,423)	(3,348)	(11,831)	(12,048)	(21,968)	(26,790)
Depreciation and amortization	(17,320)	(17,713)	—	—	79	113	(17,241)	(17,600)
General and administrative expenses (1)	(4,071)	(3,966)	(146)	(193)	2,767	(1,777)	(1,450)	(5,936)
Asset impairments	(205,659)	—	—	—	—	—	(205,659)	—
Restructuring charges	—	(472)	—	—	(186)	(1,843)	(186)	(2,315)
(Loss) income from vessel operations	(223,957)	(13,116)	(3,077)	(363)	216	(5,922)	(226,818)	(19,401)

Equity (loss) income	(750)	2,479	(774)	102	(1,485)	(328)	(3,009)	2,253

Calendar-Ship-Days (2)
FPSO Units	276	276	—	—	—	—	276	276
Conventional Tankers	—	—	184	290	—	—	184	290
Gas Carriers	—	—	—	—	184	184	184	184
FSO Units	92	92	—	—	184	184	276	276
Shuttle Tankers	184	184	—	—	—	—	184	184
Bunker Barges	—	—	—	—	92	184	92	184

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Nine Months Ended September 30, 2017
	2017	2016	2017	2016	2017	2016	2017	2016

Revenues	143,769	167,398	4,965	30,566	47,149	60,698	195,883	258,662
Voyage expenses	(18)	(183)	2	(254)	(1,334)	(2,360)	(1,350)	(2,797)
Vessel operating expenses	(110,840)	(115,850)	(4,877)	(8,807)	(26,788)	(19,550)	(142,505)	(144,207)
Time-charter hire expense	(26,814)	(25,275)	(8,182)	(20,234)	(34,565)	(35,859)	(69,561)	(81,368)
Depreciation and amortization	(51,959)	(53,309)	—	(1,717)	198	337	(51,761)	(54,689)
General and administrative expenses (1)	(11,355)	(10,623)	(432)	(663)	(3,228)	(6,160)	(15,015)	(17,446)
Asset impairments	(205,659)	—	—	(12,535)	—	—	(205,659)	(12,535)
Restructuring charges	(110)	(1,317)	—	—	(1,802)	(19,280)	(1,912)	(20,597)
Loss from vessel operations	(262,986)	(39,159)	(8,524)	(13,644)	(20,370)	(22,174)	(291,880)	(74,977)

Equity income (loss)	1,190	(573)	(21,455)	5,047	(2,672)	(891)	(22,937)	3,583

Calendar-Ship-Days (2)
FPSO Units	819	822	—	—	—	—	819	822
Conventional Tankers	—	—	546	1,088	—	—	546	1,088
Gas Carriers	—	—	—	—	546	548	546	548
FSO Units	273	274	—	—	546	548	819	822
Shuttle Tankers	546	548	—	—	—	—	546	548
Bunker Barges	—	—	—	—	273	548	273	548

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units in 2017 and 2016 and one conventional tanker in 2016, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production

Offshore Production consists primarily of Teekay Parent's FPSO units. As at September 30, 2017, Teekay Parent had direct interests in three 100%-owned operating FPSO units.

The Hummingbird Spirit FPSO unit's charter contract includes an incentive compensation component based on the oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The declines in the price of oil have negatively impacted Teekay Parent's incentive compensation under these contracts and may negatively impact its future revenues if the oil prices remain at or fall below current levels.

Asset impairments for the three months and nine months ended September 30, 2017 primarily relate to the impairments of the Petrojarl Banff and Petrojarl Foinaven FPSO units. Factors contributing to the impairments included changes to the estimated cash flows and carrying values of the asset group for impairment assessment purposes under US GAAP as a result of the deconsolidation of Teekay Offshore on September 25, 2017, and a re-evaluation of the estimated future net cash flows of the units. Please read "Item 1 - Financial Statements: Note 7a - Asset Impairments".
Loss from vessel operations for Teekay Parent’s Offshore Production business was $224.0 million and $263.0 million for the three and nine months ended September 30, 2017, respectively, compared to losses of $13.1 million and $39.2 million for the same periods last year. The changes were primarily as a result of:

•
an increase in loss of $205.7 million for the three and nine months ended September 30, 2017, from impairment charges in respect of the Petrojarl Banff and Petrojarl Foinaven FPSO units, described above;

•
an increase in loss of $15.2 million for the nine months ended September 30, 2017, related to the Hummingbird Spirit FPSO unit primarily due to the contract amendment described above that took effect on July 1, 2016; and

•
increases in losses of $10.9 million and $17.8 million, for the three and nine months ended September 30, 2017, respectively, related to the Petrojarl Foinaven FPSO unit primarily due to lower revenue earned and higher repairs and maintenance costs incurred during the shutdown in the third quarter for 2017, and insurance proceeds recognized in 2016;

partially offset by

•
decreases in losses of $5.6 million and $10.6 million, respectively, for the three and nine months ended September 30, 2017, related to the Petrojarl Banff FPSO unit primarily due to higher day rate and tariff earned in 2017 due to the contact amendment described above and higher repairs and maintenance costs in 2016 due to the temporary loss of two mooring lines in the second quarter of 2016, partially offset by insurance proceeds received in 2016;

•	a decrease in loss of $2.9 million for the nine months ended September 30, 2017, primarily due to cost-saving initiatives in 2016 through to 2017; and

•	decrease in loss of $1.4 million for the nine months ended September 30, 2017 primarily due to reorganization of the FPSO business in 2016.
Teekay Parent – Conventional Tankers
As at September 30, 2017, Teekay Parent had chartered in two conventional tankers from third parties. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased during the three and nine months ended September 30, 2017, compared to the same periods in the prior year due to the redeliveries of one Aframax in-chartered vessel to Teekay Offshore and two Aframax in-chartered vessels to Teekay Tankers and due to the sale of one VLCC during 2016.
Loss from vessel operations for Teekay Parent’s conventional tankers was $3.1 million and $8.5 million for the three and nine months ended September 30, 2017, respectively, compared to losses of $0.4 million and $13.6 million in the same periods in the prior year. The changes were primarily as a result of:

•	a decrease in loss of $12.5 million for the three and nine months ended September 30, 2017, due to the write-down of the VLCC to its agreed sales price in the second quarter of 2016; and

•
a decrease in loss of $4.0 million for the nine months ended September 30, 2017, due to a cancellation fee paid by Teekay Parent to Teekay Offshore in the first quarter of 2016 related to the termination of a time-charter contract;

partially offset by

•
increases in losses of $2.2 million and $5.3 million for the three and nine months ended September 30, 2017, respectively, due to the redeliveries of one Aframax in-chartered vessel to Teekay Offshore and two Aframax in-chartered vessels to Teekay Tankers and the sale of the VLCC;

•	an increase in loss of $2.0 million for the nine months ended September 30, 2017, due to a distribution received from Gemini Pool L.L.C. in the first quarter of 2016; and

•	increases in losses of $1.4 million and $5.1 million for the three and nine months ended September 30, 2017, respectively, due to lower average realized TCE rates earned during such periods.
Teekay Parent – Other and Corporate G&A
As at September 30, 2017, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG, two chartered-in FSO units owned by Teekay Offshore and one chartered-in bunker barge from a third party.
Income (loss) from vessel operations for Teekay Parent’s Other and Corporate G&A was income of $0.2 million and a loss of $20.4 million for the three and nine months ended September 30, 2017, respectively, compared to losses of $5.9 million and $22.2 million in the same periods in the prior year. The changes were primarily as a result of:

•
decreases in losses of $3.4 million and $7.7 million for the three and nine months ended September 30, 2017, respectively, from Teekay Parent's in-chartered LNG carriers primarily due to the start of the one-year charter contract for the Polar Spirit LNG carrier in the second quarter of 2017 and the start of a seven-month contract for the Arctic Spirit LNG carrier in the third quarter of 2017; and

•	a decrease in loss of $3.3 million for the three months ended September 30, 2017, due to certain cost recoveries from Teekay Offshore in the third quarter of 2017;
partially offset by

•
an increase in loss of $3.4 million for the nine months ended September 30, 2017, due to an increase in general and administrative expenses, primarily due to an increase in legal costs, and restructuring charges incurred in 2017 relating to the reorganization and realignment of resources of certain of Teekay's strategic development functions to better respond to the changing business environment;

•
an increase in loss of $1.7 million for the nine months ended September 30, 2017, due to transaction fees received from TIL in the first quarter of 2016 for our arrangement of the sale of the Voss Spirit and Hemsedal Spirit by TIL; and

•
increases in losses of $1.0 million and $1.3 million for the three and nine months ended September 30, 2017, respectively, due to higher operating costs related to our ship management business in Australia.

Equity loss was $3.0 million and $22.9 million, respectively, for the three and nine months ended September 30, 2017, compared to equity income of $2.3 million and $3.6 million in the same periods in the prior year, primarily due to a $20.5 million write-down of Teekay Parent's investment in TIL in June 2017 and lower equity earnings from lower average realized spot rates earned by TIL in the 2017 periods.

Equity Accounted Investment in Teekay Offshore
Recent Developments in Teekay Offshore
In September 2017, Teekay, Teekay Offshore and Brookfield finalized the strategic partnership with Brookfield and related transactions (or the Brookfield Transaction), which included, among other things, the following:

•
Brookfield and Teekay invested $610.0 million and $30.0 million, respectively, in exchange for 244.0 million and 12.0 million common units of Teekay Offshore, respectively, and 62.4 million and 3.1 million common unit warrants (or the Brookfield Transaction Warrants), with an exercise price of $0.01 per unit, a term of seven years, and which are exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit until the seventh anniversary of the closing of the transaction for 10 consecutive trading days until September 25, 2024;

•
Brookfield acquired from Teekay a 49% interest in Teekay Offshore's general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in Teekay Offshore's general partner from Teekay in exchange for 1.0 million of the Brookfield Transaction Warrants initially issued to Brookfield;

•
Teekay Offshore repurchased and cancelled all of its outstanding Series C-1 and Series D Preferred Units at a redemption value of $18.20 and $23.75 per unit, respectively, which included Teekay's investment in 1,040,000 Series D Preferred Units. The Series D tranche B Warrants to purchase Teekay Offshore common units, which were issued as part of the Series D Preferred Units on June 29, 2016, were amended to reduce the exercise price from $6.05 to $4.55;

•
Brookfield acquired from a subsidiary of Teekay, the $200 million subordinated promissory note issued by Teekay Offshore on July 1, 2016 and which Brookfield extended the maturity from 2019 to 2022, in consideration for $140.0 million and 11.4 million of the Brookfield Transaction Warrants initially issued to Brookfield;

•
Teekay Offshore has reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment of $30 million, which was paid in October 2017; and

•
Certain financial institutions providing interest rate swaps to Teekay Offshore (i) lowered the fixed interest rate on the swaps, (ii) extended the termination option of the swaps by two years to 2021, and (iii) eliminated the financial guarantee and security package previously provided by Teekay in return for a prepayment amount and fees.

As part of the Brookfield Transaction, Teekay Offshore has reduced its existing common unit distribution to $0.01 per common unit to reinvest cash in the business and further strengthen Teekay Offshore’s balance sheet.

For additional information about these and related proposed transactions, please see Teekay’s Report on Form 6-K furnished to the SEC on August 1, 2017.

In early-October 2017, the Randgrid FSO, which was converted from one of Teekay Offshore's shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its three-year charter contract with Statoil ASA (Statoil), including 12 additional one-year extension options, on the Gina Krog oil and gas field in the Norwegian sector of the North Sea.
In October 2017 and November 2017, Teekay Offshore took delivery of the first two East Coast of Canada shuttle tanker newbuildings, the Beothuk Spirit and the Norse Spirit, which are expected to commence 15-year charter contracts, plus extension options in December 2017 and January 2018, respectively, with a group of oil companies. These newbuildings will replace the existing in-chartered vessels servicing the East Coast of Canada, with the first vessel transferring to the North Sea to operate in Teekay Offshore's contract of affreightment (or CoA) fleet and the second vessel redelivering to its owner.
In October 2017, Teekay Offshore took delivery of the third of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Sweeper, constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, Teekay Offshore received a reimbursement from the shipyard of $8.1 million during the second quarter of 2017.
In October 2017, the Navion Saga FSO unit was delivered to its buyers. Teekay Offshore received gross proceeds of $7.4 million, resulting in a gain on sale of approximately $0.5 million recorded during the fourth quarter of 2017. The unit had been classified as held for sale as at September 30, 2017.
In July 2017, Teekay Offshore entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $294 million, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on Teekay Offshore's New Shuttle Spirit design which incorporates technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2019 and early-2020, these vessels will provide shuttle tanker services in the North Sea under Teekay Offshore's existing master agreement with Statoil, which will add vessel capacity to service Teekay Offshore's CoA portfolio in the North Sea.

In July 2017, Teekay Offshore signed an amendment to the Petrojarl I FPSO five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). The amended charter contract includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production. During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original day rate plus oil price and production tariffs, which will provide the potential for Teekay Offshore to recover more than the reduction given in the first 18 months of the charter contract. The start-up of oil production on the Atlanta Field is expected to occur in the first quarter of 2018.
In June 2017, Teekay Offshore took delivery of the ALP Defender, the second of the four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, during the second quarter of 2017, Teekay Offshore received a reimbursement from the shipyard of $8.5 million and received an advance payment on a $15.8 million reimbursement related to delayed deliveries of the remaining two ultra-long distance towing and offshore installation newbuildings, which were not yet delivered at that time.
In June 2017, Teekay Offshore finalized a three-year shuttle tanker CoA to service a development in the U.K. North Sea. The CoA which is expected to commence during the third quarter of 2017 and require the use of up to approximately 0.6 shuttle tanker equivalents per annum, will be serviced by Teekay Offshore's existing CoA shuttle tanker fleet.
In May 2017, Teekay Offshore completed a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, which extension commenced June 1, 2017. The contract extension includes a termination fee payable if the contract is terminated prior to mid-2018. The Falcon Spirit FSO unit operates on the Al Rayyan field located offshore Qatar.
In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of Teekay Offshore, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. Teekay Offshore has disputed the termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently proceeding into lay-up. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced in mid-June 2016 and the Arendal Spirit was declared on-hire in early-July 2016. In early-November 2016, the unit experienced an operational incident relating to the dynamic positioning system and, as a result, Petroleo Netherlands B.V. suspended its charter hire payments beginning November 6, 2016 to complete an operational review relating to this incident.
In March 2017, Teekay Offshore finalized a five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. This CoA is expected to commence during the first quarter of 2018 and will be serviced by Teekay Offshore's existing CoA shuttle tanker fleet. The CoA is expected to require the use of up to approximately 0.6 shuttle tanker equivalents per annum.
In March 2017, Teekay Offshore entered into a six-month, customer-funded, front-end engineering and design (or FEED) study agreement for the Petrojarl Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Petrojarl Varg FPSO unit and use it to negotiate the terms of a potential FPSO contract for the development of the Cheviot field. The FEED study is due to be completed in late-2017.

Operating Results – Teekay Offshore
The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 25, 2017 and three and nine months ended September 30, 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Teekay Offshore
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017(1)	2016	2017(1)	2016

Revenues	255,781	286,298	796,711	877,470
Voyage expenses	(23,465)	(21,495)	(68,802)	(57,427)
Vessel operating expenses	(81,110)	(94,073)	(249,805)	(279,972)
Time-charter hire expense	(19,329)	(18,894)	(60,592)	(53,045)
Depreciation and amortization	(70,393)	(74,159)	(219,406)	(223,138)
General and administrative expenses	(18,403)	(15,201)	(46,399)	(43,491)
Asset impairments(2)	—	—	(1,500)	(43,650)
Net gain (loss) on sale of equipment	—	65	—	(115)
Restructuring charges	(2,697)	(802)	(3,147)	(2,323)
Income from vessel operations	40,384	61,739	147,060	174,309

Equity income	4,128	4,937	12,028	13,846

Calendar-Ship-Days(3)
Shuttle Tankers	2,703	2,977	8,378	8,908
FSO Units	602	644	1,869	1,918
FPSO Units	516	552	1,602	1,644
Towage Units	688	571	2,018	1,663
UMS Unit	86	92	267	274
Conventional Tankers	172	184	534	548

(1)
On September 25, 2017, we deconsolidated Teekay Offshore (please read "Item 1 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore"). Figures represent Teekay Offshore's results for the period up to September 25, 2017.

(2)
Commencing on September 25, 2017, Teekay accounts for its investment in Teekay Offshore using the equity method, and recognized an equity loss of $3.1 million for the three and nine months ended September 30, 2017. In the period after deconsolidation of Teekay Offshore to September 30, 2017, Teekay Offshore incurred impairment charges of $316.7 million which did not impact the equity loss recognized by Teekay as Teekay recognized its equity-accounted investment in Teekay Offshore at fair value on September 25, 2017.

(3)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels up to September 25, 2017.

As at September 30, 2017, Teekay Offshore's FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through Teekay Offshore's 50/50 joint venture with Odebrecht Oil and Gas S.A., has completed its conversion into an FPSO unit and arrived at the Libra field located in the Santos Basin offshore Brazil where it is expected to commence operations in the fourth quarter of 2017. The Petrojarl I FPSO unit has undergone upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard (or Damen) in the Netherlands and will complete upgrades at the Aibel AS shipyard in Norway. The Petrojarl I FPSO unit is scheduled to commence operations under a five-year charter contract with QGEP in early-2018.
In late-2015, Teekay Offshore received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (or Repsol), based on a termination right that was specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the redelivery date, which occurred at the end of July 2016.
FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore's units and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in Teekay Offshore's revenues and vessel operating expenses.
As at September 30, 2017, Teekay Offshore's shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, five shuttle tanker newbuildings (two of which shuttle tanker newbuildings were delivered to Teekay Offshore in October 2017 and November 2017, respectively), and the HiLoad DP unit, which is currently in lay-up. Of these 36 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. One unit, the Navion Marita was held for sale as at September 2017. All of Teekay Offshore's operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Teekay Offshore's shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in Teekay Offshore's vessel operating expenses.
The average size of Teekay Offshore's owned shuttle tanker fleet decreased for the three and nine months ended September 30, 2017, compared to the same periods last year, primarily due to the sale of the Navion Torinita and the Navion Europa in January 2016 and November 2016, respectively. Five shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to Teekay Offshore as at September 30, 2017.
As at September 30, 2017, Teekay Offshore's FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which Teekay Offshore's ownership interests range from 89% to 100%, one unit, the Randgrid, for which Teekay Offshore's ownership interest is 100%, and one idle unit, the Navion Saga, for which Teekay Offshore's ownership interest is 100%. The Randgrid completed its conversion from a shuttle tanker to an FSO unit in June 2017 and commenced operations in early-October 2017 at the Gina Krog oil and gas field located in the North Sea, under a three-year time-charter contract, which includes 12 additional one-year extension options. The Navion Saga FSO unit was sold in October 2017.
FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore's revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in Teekay Offshore's revenues and vessel operating expenses.
As at September 30, 2017, Teekay Offshore's UMS fleet consisted of one unit, the Arendal Spirit, in which Teekay Offshore owns a 100% interest. The Arendal Spirit was off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit. No revenue has been recognized for this unit since November 2016, for the reasons described above.

As at September 30, 2017, Teekay Offshore's towage vessel fleet consisted of eight long-distance towing and offshore installation vessels and two long-distance towing and offshore installation vessel newbuildings, one of which, the ALP Sweeper, delivered in October 2017 and the remaining one is scheduled to deliver in early-2018. Teekay Offshore owns a 100% interest in each of the vessels in the towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, floating liquid natural gas units and floating drill rigs.
The average number of Teekay Offshore's owned towing and offshore installation vessels increased for the three and nine months ended September 30, 2017, compared to the same periods last year, due to the delivery of two newbuilding vessels, the ALP Striker and the ALP Defender, in September 2016 and June 2017, respectively. The average number of Teekay Offshore's chartered-in towing and offshore installation vessels increased for the nine months ended September 30, 2017, compared to the same period last year, due to the in-chartering of two vessels for a project completed during the nine months ended September 30, 2017.
As at September 30, 2017, Teekay Offshore's conventional tanker fleet consisted of two in-chartered conventional tankers. One vessel is fixed on a two-year time-charter-out contract that commenced in March 2016 and the other vessel is trading in the spot conventional tanker market.
Income from vessel operations for Teekay Offshore decreased to $40.4 million and $147.1 million for the three and nine months ended September 30, 2017, compared to $61.7 million and $174.3 million for the same periods last year, primarily as a result of:
FPSO Fleet

•
a decrease of $13.7 million for the nine months ended September 30, 2017 for the Petrojarl Varg due to no longer receiving the capital portion of the charter hire for the Petrojarl Varg FPSO since February 1, 2016 and the unit being in lay-up since August 1, 2016 subsequent to the termination of the charter contract by Repsol and net revenue received for offshore field studies in 2016;

•	decreases of $3.2 million and $2.6 million, respectively, for the three and nine months ended September 30, 2017, for the Piranema Spirit primarily due to the timing of repair and maintenance costs;

•
decreases of $2.7 million and $4.2 million, respectively, for the three and nine months ended September 30, 2017, for the Voyageur Spirit FPSO, primarily due to a decrease in incentive compensation; and

•
decreases of $0.8 million and $1.0 million, respectively, for the three and nine months ended September 30, 2017, for the Petrojarl I FPSO primarily due to higher pre-operational costs incurred as the unit continues upgrades and is scheduled to commence operations in early-2018;

partially offset by

•
increases of $2.5 million and $6.5 million, respectively, for the three and nine months ended September 30, 2017, for the Petrojarl Knarr FPSO primarily due to a one-time performance bonus earned during the third quarter of 2017 and crew and repair and maintenance costs in 2016 relating to the unit preparing for its final performance test, which was completed during the third quarter of 2016; and

•	increase of $4.2 million for the three months ended September 30, 2017 for the Petrojarl Varg primarily due to lower costs from the unit being in lay-up since August 1, 2016.
Shuttle Tanker Fleet

•
increases of $6.3 million and $11.3 million, respectively, for the three and nine months ended September 30, 2017, due to an increase in project revenues, mainly due to providing offloading services to Statoil for the Gina Krog field as an interim measure pending the start-up of the recently converted Randgrid FSO unit in October 2017;

•
increases of $4.4 million and $9.2 million, respectively, for the three and nine months ended September 30, 2017, primarily due to an increase in revenues in Teekay Offshore's CoA fleet mainly due to higher fleet utilization and higher average rates; and

•	an increase of $2.7 million for the nine months ended September 30, 2017, due to cost savings as a result of the sale of one vessel in November 2016;
partially offset by

•	decreases of $3.9 million and $13.1 million, respectively, for the three and nine months ended September 30, 2017, due to the in-chartering of one vessel from September 2016.
FSO Fleet

•
decreases of $3.7 million and $10.3 million, respectively, for the three and nine months ended September 30, 2017, due to the redelivery to Teekay Offshore of the Navion Saga in October 2016 and the write-down of the Falcon Spirit as a result of a decrease in the estimated residual value of the unit.

UMS Fleet

•
a decrease of $12.5 million and an increase of $11.4 million, respectively, for the three and nine months ended September 30, 2017, primarily due to the termination of the Arendal Spirit UMS charter contract in April 2017, partially offset by the write-down relating to the cancellation of two UMS newbuilding contracts in June 2016.

Towage Fleet

•
a decrease of $8.8 million for the nine months ended September 30, 2017, mainly due to lower utilization for the towage fleet as a result of lower demand in the offshore market, and increased costs associated with the delivery of the ALP Striker and ALP Defender in September 2016 and June 2017, respectively, partially offset by an increase in the owned and chartered-in fleet size.

Conventional Tanker Fleet

•
a decrease of $7.6 million for the nine months ended September 30, 2017, primarily due a $4.0 million termination fee received from Teekay Parent for the early termination of the time-charter-out contract of the Kilimanjaro Spirit in March 2016, and the in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016, partially offset by lower costs as a result of the sale of two conventional tankers in March 2016.

General and Administrative Expenses

•
increases of $4.7 million and $4.4 million, respectively, for the three and nine months ended September 30, 2017, mainly due to costs associated with the Brookfield Transaction and higher business development fees relating to its FPSO segment, partially offset by lower management fees relating to the FPSO and shuttle tanker segments primarily from its cost saving initiatives and lower expenses as a result of the redelivery and lay-up of the Petrojarl Varg FPSO unit in August 2016.

Impact of Deconsolidation of Teekay Offshore

•
a decrease of $2.6 million for the three and nine months ended September 30, 2017, which is the income from vessel operations of Teekay Offshore for five days subsequent to its deconsolidation on September 25, 2017, which was recognized in equity income, and which is not included in the above results. Please read "Item 1 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore and Note 4 - Segment Reporting".

Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and nine months ended September 30, 2017 and 2016:

(in thousands of U.S. dollars, except percentages)	Three Months Ended			Nine months ended
	September 30,			September 30,
	2017	2016	% Change	2017	2016	% Change
	$	$		$	$
Interest expense	(74,499)	(68,490)	8.8	(219,237)	(213,948)	2.5
Interest income	1,900	1,143	66.2	4,917	3,507	40.2
Realized and unrealized (losses) gains on non-designated derivative instruments	(6,128)	29,926	(120.5)	(43,173)	(166,967)	(74.1)
Foreign exchange (loss) gain	(2,642)	6,116	(143.2)	(22,888)	(19,555)	17.0
Loss on deconsolidation of Teekay Offshore	(103,188)	—	100.0	(103,188)	—	100.0
Other (loss) income	(4,705)	480	(1,080.2)	(5,169)	(20,806)	(75.2)
Income tax (expense) recovery	(5,221)	133	(4,025.6)	(11,767)	(2,366)	397.3
Interest Expense. Interest expense increased to $74.5 million and $219.2 million for the three and nine months ended September 30, 2017, respectively, from $68.5 million and $213.9 million, respectively, for the same periods in the prior year, primarily due to:

•
increases of $3.8 million and $7.9 million, respectively, for the three and nine months ended September 30, 2017, due to an increase in the weighted-average interest rates on Teekay Offshore's long-term debt;

•
an increase of $2.3 million for the nine months ended September 30, 2017, due to the ineffective portion of the unrealized loss, and the reclassification of the realized loss from accumulated other comprehensive loss to interest expense, on interest rate swaps designated as cash flow hedges relating to Teekay Offshore's towage segment;

•
increases of $1.9 million and $9.4 million for the three and nine months ended September 30, 2017, respectively, relating to interest incurred on the capital lease obligations in Teekay LNG for the Creole Spirit, Oak Spirit and Torben Spirit commencing upon their deliveries in 2016 and 2017;

•
increases of $1.4 million and $4.5 million for the three and nine months ended September 30, 2017, respectively, as a result of Teekay LNG's issuances of NOK bonds in October 2016 and January 2017, net of the bond repurchases in October 2016 and the maturity of certain of the NOK bonds in May 2017;

•
increases of $1.3 million and $2.8 million for the three and nine months ended September 30, 2017, respectively, as a result of interest expense accretion in Teekay LNG on the Pan Union Joint Venture crew training and site supervision obligation, and higher LIBOR rates net of debt principal repayments;

•	an increase of $1.2 million for the three and nine months ended September 30, 2017 due to increased drawdown of Teekay Parent's equity margin loan; and

•
increases of $0.5 million for the three and nine months ended September 30, 2017 primarily due to additional interest expenses incurred related to the sale and leaseback of four Suezmax tankers in Teekay Tankers;

partially offset by

•
a decrease of $5.5 million for the nine months ended September 30, 2017, primarily due to a termination fee and write-off in 2016 of deferred loan costs due to the cancellation of a portion of Teekay Parent's equity margin loan in 2016;

•
a decrease of $4.8 million for the nine months ended September 30, 2017, due to interest expense incurred relating to costs associated with the delay in the delivery of a UMS newbuilding in the first and second quarters of 2016 up until its construction contract cancellation by subsidiaries of Teekay Offshore in late-June 2016;

•
a decrease of $0.7 million for the nine months ended September 30, 2017, primarily due to higher expenses incurred in the three months ended March 31, 2016, related to the refinancing of Teekay Tanker's debt facilities, partially offset by the additional expense related to the sale and leaseback of four Suezmax tankers in the three months ended September 30, 2017;

•	decreases of $0.8 million and $3.0 million, respectively, for the three and nine months ended September 30, 2017, due to decreases in Teekay Offshore's total debt balance;

•
decreases of $0.5 million and $1.5 million, respectively, for the three and nine months ended September 30, 2017, due to the repayment of the bridge loan relating to the Shoshone Spirit upon its sale by Teekay Parent in 2016; and

•
decreases of $0.5 million and $3.5 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods last year, due to increases in capitalized interest relating to additional advances to the Yamal LNG Joint Venture and Bahrain LNG Joint Venture for newbuilding installments and construction costs.

On September 25, 2017, we deconsolidated Teekay Offshore (please read "Item 1 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore"). As a result, consolidated interest expense decreased by $2.5 million for the three and nine months ended September 30, 2017, compared to the same periods of the prior year.
Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized losses on non-designated derivatives were $6.1 million and $43.2 million, respectively, for the three and nine months ended September 30, 2017, compared to a net realized and unrealized gain of $29.9 million and a net realized and unrealized loss of $167.0 million, respectively, for the three and nine months ended September 30, 2016, as detailed in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(15,729)	(22,219)	(48,199)	(67,808)
Interest rate swap agreement terminations	—	—	(610)	(8,140)
Foreign currency forward contracts	1,609	(2,583)	638	(9,915)
Time charter swap agreement	—	1,096	1,106	1,222
Forward freight agreements	234	—	347	—
	(13,886)	(23,706)	(46,718)	(84,641)
Unrealized gains (losses) relating to:
Interest rate swap agreements	11,575	47,816	5,181	(96,055)
Foreign currency forward contracts	735	6,006	4,383	21,070
Stock purchase warrants	(4,461)	(398)	(5,036)	(8,894)
Time charter swap agreement	—	208	(875)	1,553
Forward freight agreements	(91)	—	(108)	—
	7,758	53,632	3,545	(82,326)
Total realized and unrealized (losses) gains on derivative instruments	(6,128)	29,926	(43,173)	(166,967)
The realized (losses) gains relate to amounts we actually realized or paid to settle such derivative instruments.
For the nine months ended September 30, 2017 and 2016, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.1 billion and $3.4 billion, respectively, with average fixed rates of approximately 3.2% and 3.3%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 2.0% and, as such, we incurred realized losses of $15.7 million and $48.2 million, respectively, during the three and nine months ended September 30, 2017, compared to realized losses of $22.2 million and $67.8 million, respectively, for the same periods last year under the interest rate swap agreements. We also incurred realized losses of $0.6 million and $8.1 million for the nine months ended September 30, 2017 and 2016, respectively, from the early termination of an interest rate swap.
We recognized realized gains of $1.6 million and $0.6 million, respectively, during the three and nine months ended September 30, 2017, compared to realized losses of $2.6 million and $9.9 million, respectively, for the same periods last year under the foreign currency forward contracts.
We recognized realized gains on a time charter swap agreement of $nil and $1.1 million, respectively, during the three and nine months ended September 30, 2017, compared to $1.1 million and $1.2 million, respectively, for the same periods last year. The time-charter swap agreement ended on April 30, 2017.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three and nine months ended September 30, 2017, compared with the same periods in 2016, we recognized unrealized gains of $11.6 million and $5.2 million, respectively, in the three and nine months ended September 30, 2017, compared to an unrealized gain of $47.8 million and an unrealized loss of $96.1 million, respectively, for the same periods last year under the interest rate swap agreements.
We recognized unrealized gains of $0.7 million and $4.4 million, respectively, during the three and nine months ended September 30, 2017, compared to unrealized gains of $6.0 million and $21.1 million, respectively, for the same periods last year under the foreign currency forward contracts.

As at September 30, 2017, Teekay held 14.5 million Brookfield Transaction Warrants. Please read “Financial Statements: Note 3 – Deconsolidation of Teekay Offshore". The fair value of the Brookfield Transaction Warrants was $34.7 million and $30.5 million on September 25, and September 30, 2017, respectively. During the three and nine months ended September 30, 2017, we recognized $4.2 million of unrealized losses on these warrants. Please read “Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

As of September 30, 2017, Teekay held 1,755,000 Teekay Offshore stock purchase warrants with an exercise price of $4.55, which have a seven-year term and are exercisable any time after six months following their issuance date. The fair value of the warrants was $1.9 million and $1.6 million on September 25, and September 30, 2017, respectively. During the three and nine months ended September 30, 2017, we recognized $0.3 million of unrealized losses on these warrants. Please read “Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”
In January 2014, we and Teekay Tankers received TIL stock purchase warrants entitling us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. On May 31, 2017, TIL entered into a definitive agreement to merge with Teekay Tankers. Following the completion of the merger, TIL will become a wholly-owned subsidiary of Teekay Tankers, and as a result, the stock purchase warrants are valued at $nil at September 30, 2017. During the three and nine months ended September 30, 2017, we recognized $nil and $0.6 million of unrealized losses on the stock purchase warrants, compared to unrealized losses of $0.4 million and $8.9 million, respectively for the same periods last year. Please read “Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”
For the three and nine months ended September 30, 2017, we recognized unrealized losses on a time charter swap agreement of $nil and $0.9 million, respectively, compared to unrealized gains of $0.2 million and $1.6 million for the same periods last year. The time-charter swap agreement ended on April 30, 2017.
Foreign Exchange (Loss) Gain. Foreign currency exchange losses were $2.6 million and $22.9 million, respectively, for the three and nine months ended September 30, 2017, compared to a foreign exchange gain of $6.1 million and a foreign exchange loss $19.6 million, respectively, for the same periods last year. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and nine months ended September 30, 2017, foreign currency exchange losses include realized losses of $4.2 million (2016 – $5.6 million) and $16.4 million (2016 - $15.6 million), and unrealized gains of $41.7 million (2016 – $40.0 million) and $91.7 million (2016 - $93.2 million) on our cross currency swaps, and realized losses on maturity and termination of NOK bonds of $nil (2016 - $nil) and $25.7 million (2016 - $32.6 million) offset by the NOK bond gain, and unrealized losses of $23.6 million (2016 – $28.4 million) and $29.1 million (2016 - $61.3 million) on the revaluation of our NOK-denominated debt.
Loss on deconsolidation of Teekay Offshore. Loss on deconsolidation of Teekay Offshore was $103.2 million for the three and nine months ended September 30, 2017. Please read "Item 1 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore".
Other (loss) income. Other loss was $4.7 million and $5.2 million, respectively, for the three and nine months ended September 30, 2017, compared to other income of $0.5 million and other loss of $20.8 million, respectively, for the same periods last year. Other loss for the three and nine months ended September 30, 2017 includes $4.5 million related to a settlement agreement entered into between CeFront Technology AS and certain subsidiaries of Teekay Offshore. The decrease in loss for the nine months ended September 30, 2017, is also impacted by the cancellation by subsidiaries of Teekay Offshore of the two UMS construction contracts recorded during the nine months ended September 30, 2016, resulting in the recognition of an expense relating to estimated potential damages of $38.0 million, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS for the nine months ended September 30, 2016.
Income Tax Expense. Income tax expense was $5.2 million and $11.8 million, respectively, for the three and nine months ended September 30, 2017, compared to a recovery of $0.1 million and an expense of $2.4 million, respectively, for the same periods last year. These increases in income tax expense were primarily due to increases in deferred tax expense during the three and nine months ended September 30, 2017, due to changes in our future income assumptions given the sustained low oil price and a reversal of an uncertain tax position during the nine months ended September 30, 2017, as a result of receiving a favorable ruling from the relevant tax authority. These increases were partially offset by a decrease in current tax expense mainly due to Teekay Offshore's withholding tax accrual recorded during the three and nine months ended September 30, 2016 due to an estimated tax liability relating to its Singapore entities.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $1.36 billion, which mostly relates to Teekay LNG's remaining capital expenditure commitments. We are in the process of seeking to obtain additional debt financing from various sources for Teekay LNG's remaining capital commitments relating to its portion of newbuildings on order as at September 30, 2017. As at September 30, 2017, Teekay Corporation’s total consolidated cash and cash equivalents was $453.3 million, compared to $568.0 million at December 31, 2016. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $627.7 million as at September 30, 2017, compared to $1.0 billion as at December 31, 2016. The cash and liquidity amounts as at September 30, 2017 exclude any amounts related to Teekay Offshore, due to its deconsolidation on September 25, 2017.

Completion of the Brookfield Transaction on September 25, 2017 improved Teekay Parent’s current liquidity and our estimate of Teekay Parent’s future liquidity. As part of the transaction, Teekay Parent received approximately $140 million in cash, which included the $140 million of cash proceeds from the sale of the $200 million Teekay Offshore promissory note to Brookfield, the $25.7 million, including accrued interest, received from Teekay Offshore from its repurchase of the Series D preferred units and the $4 million received from the sale of 49% of the general partner of Teekay Offshore, partially offset by an investment of $30 million in additional common units and warrants of Teekay Offshore. We used $110 million of these proceeds to pay down our equity margin revolving credit facility and the balance for general corporate purposes.
We expect these transactions will have a positive impact on the amount of cash available to Teekay Parent on a quarterly basis going forward due to a reduction in borrowing costs on the equity margin revolving credit facility and as the interest on the $200 million Teekay Offshore promissory note and the distributions on the series D preferred units were previously being paid in common units of Teekay Offshore, rather than cash. In addition, while Teekay Offshore concurrently reduced its quarterly common unit distribution from $0.11 to $0.01 upon completion of the Brookfield Transaction, such reduction did not have a material impact to Teekay Parent’s quarterly cash flow as the common unit distributions to Teekay were previously being paid in common units of Teekay Offshore, rather than cash. Furthermore, as part of the Brookfield Transaction, certain financial institutions providing loans and interest rate swaps to Teekay Offshore, eliminated the financial guarantee and security package previously provided by Teekay Parent, thus eliminating a potential risk to Teekay Parent’s liquidity position.
Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities, which are explained in the Teekay Parent and Daughter sections that follow.

Our revolving credit facilities and term loans are described in “Item 1 – “Financial Statements: Note 7 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and four loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2017, these ratios ranged from 116% to 232% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. Changes in the LNG/LPG carrier, conventional tanker, or FPSO markets could negatively affect our compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2017 and December 31, 2016, this amount was $50.0 million for us, excluding Teekay LNG. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5% of total debt for either Teekay Parent or Teekay Tankers, which as at September 30, 2017, such amounts were $47.3 million and $39.8 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at September 30, 2017, we were in compliance with all covenants under its credit facilities and other long-term debt.

The aggregate consolidated annual long-term debt principal repayments required to be made by us subsequent to September 30, 2017, are $0.1 billion (remainder of 2017), $1.1 billion (2018), $0.2 billion (2019), $1.0 billion (2020), $0.6 billion (2021) and $0.4 billion (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read "Item 3 - Quantitative and Qualitative Disclosures About Market Risk".

Teekay Parent
Teekay Parent owns three FPSO units and continues to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Companies and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, Teekay LNG, Teekay Tankers and Teekay Offshore). As at September 30, 2017, Teekay Parent’s total cash and cash equivalents was $231.7 million, compared to $146.4 million at December 31, 2016. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $271.9 million as at September 30, 2017, compared to $279.4 million as at December 31, 2016.

As of September 30, 2017, Teekay had the ability to sell additional shares of its common stock having an aggregate offering price of up to $40.3 million under its continuous offering program.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the formula which further limits the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers which are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million. In April 2017, Teekay further amended the facility by increasing the aggregate potential borrowings from $150 million to $200 million. As of September 30, 2017, Teekay Parent had $126.9 million drawn on this facility, and $40.3 million undrawn.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, and after considering initiatives described below that are planned by the Daughter Companies, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG
Teekay LNG's business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Teekay LNG's primary liquidity needs for the remainder of 2017 through 2018 include payment of its quarterly distributions, including payments of distributions on its common units and Series A and Series B Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from financings, proceeds from equity offerings, and dividends from its equity-accounted joint ventures. For the remainder of 2017 through 2018, Teekay LNG expects that its existing liquidity, combined with the cash flow it expects to generate from its operations and receive as dividends from its equity-accounted joint ventures, will be sufficient to finance a portion of its liquidity needs, including the equity portion of its committed capital expenditures. Teekay LNG's remaining liquidity needs include the requirement to secure financing for an adequate portion of its committed capital expenditures, to refinance its loan facilities maturing in 2018 and to repay its NOK-denominated bonds due in 2018 and, possibly, to fund the potential exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into. Teekay LNG already has committed debt financing in place for the following vessels and projects: all five of its wholly-owned LNG carriers under construction, of which two were delivered to Teekay LNG in October and November 2017, that will be chartered to a wholly-owned subsidiary of Shell; Teekay LNG's wholly-owned LNG carrier under conversion to a floating storage unit (or FSU) for the Bahrain LNG Joint Venture; Teekay LNG's wholly-owned LNG carrier newbuilding to be chartered on a 13-year charter contract with BP; the vessels under construction in the Pan Union Joint Venture, of which one was delivered to Teekay LNG in October 2017; two of the three LPG carrier newbuildings in the Exmar LPG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG is actively seeking debt financings for one wholly-owned LNG carrier under construction, the six LNG carriers under construction for the Yamal LNG Joint Venture, for one LPG carrier newbuilding in the Exmar LPG Joint Venture, and for the other requirements described above.

Teekay LNG's liquidity needs beyond 2018 are currently expected to decline compared to the remainder of 2017 and 2018, as a majority of Teekay LNG's capital expenditure commitments relate to the remainder of 2017 and 2018. Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as Teekay LNG's ability to raise debt or equity financing through public or private offerings.

As at September 30, 2017, Teekay LNG's consolidated cash and cash equivalents were $161.0 million, compared to $126.1 million at December 31, 2016. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $251.0 million as at September 30, 2017, compared to $369.8 million as at December 31, 2016. The decrease in total consolidated liquidity was primarily due to repayment of NOK bonds in May 2017, funding of Teekay LNG projects including advances to the Bahrain LNG Joint Venture and Yamal LNG Joint Venture, and equity contribution into the Teekay LNG-Marubeni Joint Venture. These cash expenditures were partially offset by proceeds from Teekay LNG's NOK bond issuance in January 2017, proceeds from sale-leaseback transactions completed during 2017, and dividends and return of capital received from Teekay LNG's equity-accounted joint ventures.

As at September 30, 2017, Teekay LNG had a working capital deficit of $527.8 million, which is primarily the result of: an aggregate amount of $296.4 million of Teekay LNG's credit facilities being classified as current portion of long-term debt due to their maturity dates in mid-2018; $113.0 million of Teekay LNG's NOK bonds being classified as current due to their maturity dates in September 2018; and $51.1 million of current capital lease obligations relating to two Suezmax tankers, under which the owner has the option to require Teekay LNG to purchase the vessels. However, Teekay LNG believes that the owner will not exercise its options to require Teekay LNG to purchase either of the two vessels, but rather Teekay LNG expects that the owner will cancel the charter contracts when the cancellation right is first exercisable (in November 2017 and August 2018, respectively) and sell the vessels to a third party, upon which the remaining lease obligations will be extinguished. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, equity issuances such as Teekay LNG's recent issuance of its Series B Preferred Units in October 2017, debt refinancings (including the refinancing of a revolving credit facility completed in November 2017), sale-leaseback financings, and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2017, Teekay LNG had undrawn revolving credit facilities of $90.0 million.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at September 30, 2017, Teekay Tankers' total consolidated cash and cash equivalents was $60.6 million, compared to $94.2 million at December 31, 2016. Teekay Tankers' cash balance as at September 30, 2017 decreased primarily as a result of repayments of its long-term debt and dividends paid on its shares of common stock, which were partially offset by cash flow from its operations, proceeds received from the sales of the two Suezmax tankers and two Aframax tankers and proceeds Teekay Tankers received from the sale of its common stock through the continuous offering program and a private placement to Teekay.

Teekay Tankers' total consolidated liquidity, including cash and undrawn credit facilities, was $104.8 million as at September 30, 2017, compared to $102.4 million as at December 31, 2016. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans and proceeds of new financings or equity issuances, which Teekay Tankers believe will be sufficient to meet its existing liquidity needs for at least the next 12 months; however, such financing may not be available on acceptable terms, if at all.

Teekay Tankers' short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments and prepayments of long-term debt, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact Teekay Tankers' ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Commencing with the dividend paid in the first quarter of 2016, Teekay Tankers adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of Teekay Tankers' Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and debt repayment. Generally, Teekay Tankers expects that its long-term sources of funds will primarily be cash balances, long-term bank borrowings and other debt or equity financings, which may include equity issuances from its continuous offering program. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels.

In January and March 2017, Teekay Tankers completed the sales of two Suezmax tankers for an aggregate sales price of $32.6 million. Teekay Tankers used the proceeds from these sales to repay a portion of one of its corporate revolving credit facilities. As at March 31, 2017, that revolving credit facility was fully repaid. In March 2017, Teekay Tankers also agreed to sell one Aframax tanker for a sales price of $7.5 million. The sale of the vessel was completed in June 2017 and the proceeds were used to repay a portion of Teekay Tankers' main corporate revolving facility.

In May 2017, Teekay Tankers entered into the Merger Agreement with TIL to acquire all of the issued and outstanding shares of TIL, which owns 18 mid-sized conventional tankers, in a share-for-share exchange. On November 17, 2017, the TIL shareholders approved the merger and the Teekay Tankers’ shareholders approved an increase in the authorized number of Teekay Tankers’ Class A common shares, to permit the issuance of Class A common shares as merger consideration. Subject to the completion of the remaining closing conditions, Teekay Tankers expects the merger to close on or about November 27, 2017. Upon completion of the merger, Teekay Tankers expects the transaction will increase their liquidity by approximately $70 million based on TIL's cash balances and amounts available to be drawn on the TIL revolving credit facilities. The credit facilities contain a covenant that requires TIL to maintain a free liquidity of not less than the lower of (i) $25.0 million and (ii) $2.0 million per vessel owned as long as the number of vessels owned by TIL is less than 25. If TIL owns 25 or more vessels, the covenant requires TIL to maintain a free liquidity of the aggregate of (i) $25.0 million and (ii) $1.3 million multiplied by the number of vessels owned by TIL in excess of 25. TIL is also required to maintain a minimum capitalization ratio, a minimum level of tangible net worth, a minimum ratio of net income before interest and certain non-cash items to interest expense and the fair market value of collateral vessels shall be equal to at least 150 percent of the drawn amount under the revolving credit facilities. As at September 30, 2017, TIL was in compliance with all its covenants in respect of these credit facilities.

In July 2017, Teekay Tankers completed a sale-leaseback financing transaction relating to four of its Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the lease term beginning in July 2020. Teekay Tankers used the proceeds from this transaction to repay a portion of one of its corporate revolving credit facilities.

In September 2017, Teekay Tankers completed the sale of one Aframax tanker for $6.3 million. Teekay Tankers used the proceeds from this sale to repay a portion of one of its corporate revolving credit facilities. In September 2017, Teekay Tankers also entered into an agreement to sell one Aframax tanker for a sales price of $6.4 million, and the sale is expected to be completed in the fourth quarter of 2017.

Teekay Tankers believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Offshore
As of September 25, 2017, as a result of the Brookfield Transaction, Teekay Offshore is deconsolidated. Teekay retains ownership of approximately 14% of Teekay Offshore's outstanding common units and a 51% interest in Teekay Offshore's general partner, but no longer has in place any financial guarantees with respect to Teekay Offshore's long-term debt and interest rate swap and cross currency swap agreements.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2017	2016
	$	$
Net operating cash flows	411,479	503,773
Net financing cash flows	(108,301)	(390,201)
Net investing cash flows	(417,889)	(86,668)
Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of some of our FPSO units include incentives based on average annual oil prices, the reduction in global oil prices during recent years has negatively impacted our operating cash flows.
Consolidated net cash flow from operating activities decreased to $411.5 million for the nine months ended September 30, 2017, from $503.8 million for the nine months ended September 30, 2016. This decrease was primarily due to a $173.2 million increase in net loss mainly from operations (before depreciation, amortization, asset impairments, loss on sale of vessels, equipment and other operating assets, and the amortization of in-process revenue contracts) of our businesses. This decrease was also due to an increase of $4.9 million in dry-dock expenditures for the nine months ended September 30, 2017, compared to the corresponding period of 2016. These decreases were partially offset by a decrease from changes to non-cash working capital items of $43.8 million, a decrease in interest expense, including realized losses on interest rate swaps and cross currency swaps, of $30.0 million and a decrease in realized losses in foreign currency forward contracts and time charter swap agreements of $10.8 million.
For a further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”
Financing Cash Flows
The Daughter Companies hold most of our liquefied gas carriers (Teekay LNG) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $8.5 million in the nine months ended September 30, 2017, compared to $190.0 million in the same period last year. Teekay Parent raised net proceeds from issuances of new equity to the public and to third party investors and two entities established by our founder (including Resolute Investments, Inc., our largest shareholder) of $101.9 million in the nine months ended September 30, 2016. There was a decrease in restricted cash of $106.0 million in the nine months ended September 30, 2017, compared to $27.4 million in the same period last year.
We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds from the issuance of long-term debt, which is proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $366.2 million in the nine months ended September 30, 2017, and $35.7 million in the same period last year. Scheduled repayments decreased by $1.0 million in the nine months ended September 30, 2017, compared to the same period last year.
Teekay Tankers received $153.0 million in 2017 from the sale-leaseback financing transactions completed on four Suezmax tankers.
Investing Cash Flows
During the nine months ended September 30, 2017, we incurred capital expenditures for vessels and equipment of $694.5 million, primarily for capitalized vessel modifications and shipyard construction installment payments. We received proceeds of $67.4 million as a result of Teekay LNG's sale of the Asian Spirit and Teekay Tankers' sales of two Suezmax tankers, two Aframax tankers and one lightering support vessel during the nine months ended September 2017. Teekay LNG received $335.8 million from the sale-leaseback financing transactions completed on the Torben Spirit and five of its wholly-owned LNG carrier newbuildings. Teekay LNG contributed $143.5 million to its equity-accounted joint ventures and loans to joint ventures for the nine months ended September 30, 2017, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project. Teekay LNG received a $40.3 million return of capital from its joint venture with

QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 Joint Venture) upon completion of its debt refinancing. Teekay LNG has a 40% ownership interest in the joint venture. Teekay incurred an $18.0 million cash outflow as a result of the Brookfield Transaction (please read "Item 1 - Financial Statements: Note 3 - Deconsolidation of Teekay Offshore").

During the nine months ended September 30, 2016, we incurred capital expenditures for vessels and equipment of $547.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Offshore incurred $238.3 million of expenditures for vessels and equipment, Teekay LNG incurred $302.3 million, primarily for newbuilding installment payments and shipbuilding supervision costs for its LNG carrier newbuildings, and contributed $33.0 million to its equity accounted joint ventures for the nine months ended September 30, 2016, and Teekay Tankers incurred $3.9 million of capitalized expenditures. In addition, Teekay Offshore made a $52.9 million investment in its joint ventures and received proceeds of $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers. Teekay LNG received proceeds of $355.3 million from the sale-leaseback financing transactions completed on the Creole Spirit and Oak Spirit in February 2016 and proceeds of $94.3 million from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016.
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at September 30, 2017:

		Remainder of					Beyond
	Total	2017	2018	2019	2020	2021	2021
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	389.3	—	113.0	—	125.6	150.7	—
Scheduled repayments of long-term debt (1)(3)	504.8	35.9	114.5	78.7	72.0	42.6	161.1
Repayments on maturity of long-term debt (1)(3)	1,012.0	10.2	489.6	10.2	148.8	152.3	200.9
Commitments under capital leases (4)	1,049.9	44.7	138.9	119.5	118.9	110.2	517.7
Commitments under operating leases (5)	274.7	5.9	23.9	23.9	23.9	23.9	173.2
Newbuildings installments/shipbuilding supervision (6)	2,349.3	487.9	1,092.7	570.8	197.9	—	—
	5,580.0	584.6	1,972.6	803.1	687.1	479.7	1,052.9
Teekay Tankers
Scheduled repayments of long-term debt (7)	299.4	26.8	91.2	89.4	89.4	2.6	—
Repayments on maturity of long-term debt (7)	352.8	—	63.8	—	—	289.0	—
Scheduled repayments of capital lease obligations (8)	151.0	1.8	7.2	7.7	8.2	8.7	117.4
Chartered-in vessels (operating leases) (9)	29.5	2.5	9.0	8.3	8.3	1.4	—
	832.7	31.1	171.2	105.4	105.9	301.7	117.4
Teekay Parent
Bond repayments (10)	592.7	—	—	—	592.7	—	—
Scheduled repayments of long-term debt (10)	66.6	13.3	53.3	—	—	—	—
Repayments on maturity of long-term debt (10)	156.9	—	156.9	—	—	—	—
Chartered-in vessels (operating leases) (11)	199.0	15.5	48.4	47.8	43.7	43.6	—
Asset retirement obligation	26.4	—	26.4		—	—	—
	1,041.6	28.8	285.0	47.8	636.4	43.6	—

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2017.

(2)
Excludes expected interest payments of $5.4 million (remainder of 2017), $18.9 million (2018), $16.0 million (2019), $13.1 million (2020), and $5.1 million (2021). Expected interest payments are based on NIBOR at September 30, 2017, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of September 30, 2017. The expected interest payments do not reflect the effect of the related cross-currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(3)
Excludes expected interest payments of $9.4 million (remainder of 2017), $30.3 million (2018), $22.5 million (2019), $17.8 million (2020), $11.8 million (2021) and $33.4 million (beyond 2021). Expected interest payments reflect the refinancing completed in November 2017 of one of our revolving credit facilities and are based on LIBOR or EURIBOR at September 30, 2017, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps or swaptions that Teekay LNG has used as an economic hedge of certain of its variable-rate debt. The repayment amounts reflect the November 2017 refinancing of one of Teekay LNG's revolving credit facilities maturing in 2017 with a new $190 million revolving credit facility maturing in November 2018. In addition, the above table does not reflect scheduled debt repayments in Teekay LNG's equity-accounted joint ventures.

(4)
Includes, in addition to lease payments, amounts Teekay LNG may be or is required to pay to purchase the leased vessels at the end of their respective lease terms. For two of Teekay LNG's 10 capital lease obligations, the lessor has the option to sell two Suezmax tankers to Teekay LNG at any time during the remaining lease terms; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the two Suezmax tankers to it until after the lease terms expire, which is during late-2017 to mid-2018. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(5)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $244.4 million for these leases from the remainder of 2017 to 2029.

(6)
As of September 30, 2017, Teekay LNG has agreements for the construction of eight wholly-owned LNG carrier newbuildings, of which the estimated remaining costs totaled $1.2 billion, including estimated interest and construction supervision fees. Teekay LNG has secured $1.0 billion of financing related to the commitments seven of the eight LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, Teekay LNG agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG's proportionate share of newbuilding installments totaled $165.5 million as of September 30, 2017. However, as part of this agreement with Shell, Teekay LNG expects to recover $4.7 million of the shipbuilding supervision and crew training costs from Shell between the remainder of 2017 and 2019, and the Pan Union Joint Venture has secured financing of $128 million based on Teekay LNG's proportionate share of the remaining newbuilding installments as of September 30, 2017.
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings. As at September 30, 2017, Teekay LNG's 50% share of the estimated remaining costs for these six newbuildings totaled $811.6 million. The Yamal LNG Joint Venture intends to secure financing for these newbuildings.
The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built up cost of approximately $889 million. As at September 30, 2017, Teekay LNG's 30% share of the estimated remaining costs is $151.4 million, of which the Bahrain LNG Joint Venture has secured debt financing of $152.0 million.
The table above includes Teekay LNG's proportionate share of the newbuilding costs for three LPG carrier newbuildings scheduled for delivery during 2018 in the Exmar LPG Joint Venture. As at September 30, 2017, Teekay LNG's 50% share of the estimated remaining costs for these three newbuildings totaled $55.1 million, including estimated interest and construction supervision fees. Exmar LPG Joint Venture has secured financing of $56.0 million for the three LPG carrier newbuildings.

(7)
Excludes expected interest payments of $4.8 million (remainder of 2017), $16.7 million (2018), $13.4 million (2019), $10.7 million (2020), and $4.6 million (2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at September 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(8)	Excludes imputed interest payments of $2.3 million (remaining in 2017), $9.0 million (2018), $8.6 million (2019), $8.1 million (2020), $7.6 million (2021) and $36.3 million (thereafter).

(9)
Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of September 30, 2017. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, it would expect total payments of $2.5 million (remainder of 2017), $10.6 million (2018), $8.5 million (2019), $8.3 million (2020), and $1.4 million (2021).

(10)
Excludes expected interest payments of $15.5 million (remainder of 2017), $55.9 million (2018), $50.4 million (2019), and $25.2 million (2020). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR plus margins which ranged between 3.95% and 4.0% as at September 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

(11)	Excludes internal time-charter-in commitments between Teekay Parent and its subsidiary, Teekay LNG.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 22 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2016.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.

Goodwill
Based on conditions that existed at September 30, 2017, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the nine months ended September 30, 2017, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	meeting our going concern needs and our liquidity needs;

•
our ability to refinance existing debt obligations, raise additional debt and equity capital to fund capital expenditures, negotiate extensions or redeployments of existing assets and sell partial interests in certain assets;

•	our business strategy and other plans and objectives for future operations;

•	our future growth prospects and future trends of the markets in which we operate;

•
offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates, fleet growth, price of oil, and oil production in the tanker market, including the expected recovery in tanker freight rates in 2018;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	certainty of completion, estimated delivery and completion dates, commencement dates of charters, intended financing and estimated costs for newbuildings, acquisitions and conversions;

•	the expected technical and operational capabilities of newbuildings;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	our expectations on our customers’ ability to pay for our services;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	future capital expenditure and the availability of capital resources to fund capital expenditures;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the outcome and cost of disputes, claims and potential claims against or involving us;

•	the completion of the merger of Teekay Tankers and TIL and the resulting effect on Teekay Tankers’ liquidity;

•	Teekay LNG's expectations regarding its ability to sell the European Spirit;

•
the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on Teekay LNG’s two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to Teekay LNG's equity income in 2017 as a result of the charter payment deferral;

•	Teekay LNG's expectations regarding the ability of Skaugen, YLNG and its other customers to make charter payments to it;

•	Teekay LNG's expectations regarding the ability of Awilco to make charter payments and fulfill purchase obligations to Teekay LNG in accordance with the terms of its charter contract agreements;

•	our expectations regarding the expected charter contract commencement for two of Teekay LNG's 52% owned LNG carriers in the Teekay LNG-Marubeni Joint Venture;

•
our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of Teekay LNG's former and current leasing arrangements, and the potential financial exposure to Teekay LNG if such a challenge is successful;

•
our expectation that the owner of two of Teekay LNG's Suezmax tankers under capital leases, the Teide Spirit and the Toledo Spirit, will cancel the related charter contracts for the vessels in 2017 and 2018 and sell them to third parties, rather than requiring Teekay LNG to purchase the vessels under capital leases;

•
our expectations regarding the schedule and performance of the Bahrain LNG Joint Venture and Bahrain LNG project and our expectations regarding the supply, modification, charter and timing of completion of the conversion of the FSU vessel for the project;

•	the expected cost of supervision and crew training in relation to the Pan Union Joint Venture and Teekay LNG's expected recovery of a portion of those costs;

•	the future valuation or impairment of goodwill;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	expected uses of proceeds from vessel or securities transactions;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks, and potential variance in the amounts recorded as derivative assets and liabilities;

•	our exposure to foreign currency fluctuations;

•	our expectations regarding uncertain tax positions;

•	the timing and amounts of dividends distributed by our equity accounted joint ventures;

•	the effects of adopting new accounting guidance;

•	the establishment of the new Teekay Multigas Pool L.L.C. and the expected size thereof; and

•
our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiaries, Teekay LNG and Teekay Tankers, and our equity-accounted investee, Teekay Offshore, including the ability to increase the distribution levels of Teekay Offshore and Teekay LNG in the future.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; effects of the issuance of additional shares of common stock and other equity securities on cash distributions; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims (including among others, the outcome of discussions with QGEP and lenders of the Petrojarl I loan facility relating to the project delays in the delivery of the unit; and potential claims relating to the Arendal Spirit UMS and cancelled UMS newbuilding contracts); delays in the start-up of offshore oil fields related to the CoA contracts of the actual vessel equivalent requirements of new CoAs; potential inability to obtain charters related to newbuildings or other vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to currency exchange rate fluctuations; the failure of Teekay Tankers to complete the merger with TIL or to achieve expected benefits from the merger with TIL; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the inability of us to complete vessel sale transactions; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of Skaugen or Awilco to make payments under or relating to charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2016. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks, but we do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read “Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, Brazilian Real, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at September 30, 2017, we had the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability)(3) $	Expected Maturity
	Contract Amount in Foreign Currency(1)	Average Forward Rate (2)		2017(3)	2018(3)
				$	$
Norwegian Kroner	130,000	8.24	537	3,616	12,153

(1)	Foreign currency contract amounts in thousands.

(2)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at September 30, 2017, we had Euro-denominated term loans of 197.9 million Euros ($233.8 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.
We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2018, 2020 and 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2018, 2020 and 2021. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds due in 2018, 2020 and 2021. As at September 30, 2017, we were committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) (1) $
Notional Amount NOK (1)	Notional Amount USD (1)	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
900,000	150,000	NIBOR	4.35%	6.43%	(39,088)	0.9
1,000,000	134,000	NIBOR	3.70%	5.92%	(9,862)	2.6
1,200,000	146,500	NIBOR	6.00%	7.70%	7,682	4.1
					(41,268)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2017, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Asset / (Liability)
	Balance
	2017	2018	2019	2020	2021	Thereafter	Total		Rate (1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	81.7	829.2	168.3	299.4	475.0	295.2	2,148.8	(2,109.6)	3.1%
Variable Rate (Euro)(3)(4)	4.5	140.2	10.0	10.8	11.5	56.8	233.8	(224.6)	1.2%
Variable Rate (NOK)(4)(5)	—	113.0	—	125.6	150.7	—	389.3	(395.5)	5.6%
Fixed-Rate Debt ($U.S.)	—	—	—	592.7	—	—	592.7	(600.9)	8.5%
Average Interest Rate	—%	—%	—%	8.5%	—%	—%	8.5%
Capital Lease Obligations
Variable-Rate ($U.S.)(6)	1.8	7.2	7.7	8.2	8.7	117.4	151.0	(150.7)	6.2%
Fixed-Rate ($U.S.)(7)	37.2	85.1	58.2	62.5	56.8	404.5	704.3	(704.3)	4.4%
Average Interest Rate(8)	4.5%	5.2%	4.6%	4.6%	4.6%	4.1%	4.4%
Interest Rate Swaps:
Contract Amount ($U.S.)(9)	48.9	309.2	226.9	244.4	275.9	241.3	1,346.6	(52.1)	2.9%
Average Fixed Pay Rate(2)	3.7%	3.3%	2.6%	3.0%	2.1%	3.4%	2.9%
Contract Amount (Euro)(4)(10)	4.5	140.2	10.0	10.7	11.6	56.8	233.8	(30.8)	3.1%
Average Fixed Pay Rate(3)	3.1%	2.6%	3.7%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of September 30, 2017, ranged from 0.3% and 4.0% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts exclude a non-interest bearing loan of $10.0 million and reflect the refinancing completed in November 2017 of one of Teekay LNG's revolving credit facilities scheduled to mature in 2017 with a new $190.0 million revolving credit facility maturing in November 2018.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2017.

(5)
Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.92% to 7.70%, and the transfer of principal fixed at $430.5 million upon maturities.

(6)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate, and the average imputed interest rate we pay for our capital lease obligations.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)
The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(9)
The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR. The table above does not reflect Teekay LNG's swaption agreements, whereby it has a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require Teekay LNG to enter into an interest rate swap at a fixed rate. If Teekay LNG or the third party exercises its option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at September 30, 2017 was a liability of $0.5 million. Please read “Item 1 - Financial Statements: Note 14 - Derivative Instruments and Hedging Activities”.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Equity Price Risk
We are exposed to the changes in the unit price of Teekay Offshore. We have stock purchase warrants entitling us to purchase an aggregate of 14.5 million common units of Teekay Offshore for an exercise price of $0.01 per common unit, which warrants become exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024. In addition, we hold 1.8 million warrants to purchase common units of Teekay Offshore that were issued in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 with an exercise price of $4.55, which have a seven-year term and are exercisable any time after six months following their issuance date. The Series D Warrants will be net settled in either cash or common units at Teekay Offshore’s option.
Commodity Price Risk
From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at September 30, 2017, we were not committed to any bunker fuel swap contracts.
Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, Teekay Tankers uses FFAs in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses (gains) on non-designated derivative instruments in our consolidated statements of loss (income).

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the nine months ended September 30, 2017, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2017
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I, Item 1 – Financial Statements: Note 9c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, as well as in Part II -- Other Information, Items 1A -- Risk Factors in our Report on Form 6-K for the quarter ended June 30, 2017, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
None
Item 6 - Exhibits
The following exhibits are filed as part of this Report:

4.1	Warrant Agreement dated as of September 25, 2017, by and between Teekay Offshore Partners L.P. and Teekay Shipping Limited

4.2	Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C., dated as of September 25, 2017, by and between Teekay Holdings Limited and Brookfield TK TOGP L.P.

4.3	Registration Rights Agreement, dated as of September 25, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.

10.1
Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited (incorporated by reference to Exhibit 10.1 of the Company's Report on Form 6-K (File No. 1-12874), furnished to the SEC on August 1, 2017)

10.2
Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P. (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K (File No.1-12874), furnished to the SEC on August 1, 2017)

10.3
Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K (File No.1-12874), furnished to the SEC on August 1, 2017)

10.4	Master Services Agreement, dated as of September 25, 2017, by and between Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P.

10.5	Trademark License Agreement, dated as of September 25, 2017, by and between Teekay Corporation and Teekay Offshore Partners L.P.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED THE WITH SEC ON JULY 29, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213213) FILED THE WITH SEC ON AUGUST 19, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 22, 2017	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)